As filed with the SEC on            .                  Registration No. 33-20018
                        ------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-1


                         Post-Effective Amendment No. 16


                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                                  in respect of

                            PRUCO LIFE OF NEW JERSEY
                                VARIABLE CONTRACT
                              REAL PROPERTY ACCOUNT
                           (Exact Name of Registrant)

                 c/o PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                                 (800) 778-2255
          (Address and telephone number of principal executive offices)

                                ---------------

                                Thomas C. Castano
                               Assistant Secretary
                   Pruco Life Insurance Company of New Jersey
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                                 (800) 778-2255
           (Name, address, and telephone number of agent for service)

                                    Copy to:
                                Jeffrey C. Martin
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036

                                ---------------

                              CROSS REFERENCE SHEET
                            (as required by Form S-1)


S-1 Item Number and Caption                                          Location
---------------------------                                          --------
   1.   Forepart of the Registration Statement
        and Outside Front Cover Page of
        Prospectus..........................................         Cover

   2.   Inside Front and Outside Back Cover Pages of
        Prospectus..........................................         Inside Front Cover

   3.   Summary  Information,  Risk  Factors  and  Ratio  of
        Earnings to Fixed Charges...........................         Prospectus Cover; Summary; Risk Factors

   4.   Use of Proceeds.....................................         Investment Policies; Current Real Estate-Related
                                                                     Investments; Management's Discussion and Analysis of
                                                                     Financial Condition and Results of Operations

   5.   Determination of Offering Price.....................         Not Applicable

   6.   Dilution............................................         Not Applicable

   7.   Selling Security Holders............................         Not Applicable

   8.   Plan of Distribution................................         Distribution of the Contracts

   9.   Description of Securities to be Registered..........         Prospectus Cover; General Information about Pruco
                                                                     Life Insurance Company of New Jersey, Pruco Life of
                                                                     New Jersey Variable Contract Real Property Account,
                                                                     The Prudential Variable Contract Real Property
                                                                     Partnership, and The Investment Manager; The Real
                                                                     Property Account's Unavailability to Certain
                                                                     Contracts; Valuation of Contract Owners'
                                                                     Participating Interests; Charges; Restrictions on
                                                                     Withdrawals; Restrictions on Contract Owners'
                                                                     Investment in the Real Property Account

  10.   Interests of Named Experts and Counsel..............         Not Applicable

  11.   Information With Respect to the
        Registrant..........................................         General Information about Pruco Life Insurance
                                                                     Company of New Jersey, Pruco Life of New Jersey
                                                                     Variable Contract Real Property Account, The
                                                                     Prudential Variable Contract Real Property
                                                                     Partnership, and The Investment Manager; Investment
                                                                     Policies; Current Real Estate-Related Investments;
                                                                     Management's Discussion and Analysis of Financial
                                                                     Condition and Results of Operations; Per Share
                                                                     Investment Income and Capital Changes; Investment
                                                                     Restrictions; Conflicts of Interest; Valuation of
                                                                     Contract Owners' Participating Interests; Financial
                                                                     Statements; Litigation; State Regulation; Federal
                                                                     Income Tax Considerations

  12.   Disclosure of Commission Position on Indemni-
        fication for Securities Act Liabilities.............         Not Applicable

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS


May 1, 2003


PRUCO LIFE
OF NEW JERSEY
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT

This prospectus is attached to two other prospectuses. The first describes either a variable annuity contract or a variable life insurance contract (the "Contract") issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey," "us," "we," or "our"), a stock life insurance company that is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.

This prospectus describes the Pruco Life of New Jersey Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option. Although it is not a mutual fund, in many ways it is like a mutual fund. Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.

Pruco Life of New Jersey determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options. It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio. The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as the fair market value of these real properties and other assets change.

The risks of investing in real property are different from the risks of investing in mutual funds. See RISK FACTORS, page 10. Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options. See RESTRICTIONS ON WITHDRAWALS, page 17.

Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                   Pruco Life Insurance Company of New Jersey
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 778-2255


PRPA-2 Ed 5-2003

                               PROSPECTUS CONTENTS
                                                                            Page

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS..............1

SUMMARY.......................................................................2
   Investment of The Real Property Account Assets.............................2
   Investment Objectives......................................................2
   Risk Factors...............................................................2
   Charges....................................................................3
   Availability to Pruco Life of New Jersey Contracts.........................3

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW
JERSEY, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY
ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
PARTNERSHIP, AND THE INVESTMENT MANAGER.......................................3
   Pruco Life Insurance Company of New Jersey.................................3
   Pruco Life of New Jersey Variable Contract Real Property Account...........4
   The Prudential Variable Contract Real Property Partnership.................4
   The Investment Manager.....................................................5

INVESTMENT POLICIES...........................................................5
   Overview...................................................................5
   Investment in Direct Ownership Interests in Real Estate....................5
   Investments in Mortgage Loans..............................................7
   Investments in Sale-Leasebacks.............................................8
   General Investment and Operating Policies..................................8

CURRENT REAL ESTATE-RELATED INVESTMENTS.......................................9
   Properties................................................................10

RISK FACTORS.................................................................10
   Liquidity of Investments..................................................10
   General Risks of Real Property Investments................................11
   Reliance on The Partners and The Investment Manager.......................12

INVESTMENT RESTRICTIONS......................................................12

DIVERSIFICATION REQUIREMENTS.................................................13

CONFLICTS OF INTEREST........................................................13

THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS..............15

VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS........................15

BORROWING BY THE PARTNERSHIP.................................................16

CHARGES......................................................................17

RESTRICTIONS ON WITHDRAWALS..................................................17

RESTRICTIONS ON CONTRACT OWNERS' INVESTMENT IN THE REAL PROPERTY ACCOUNT.....18

FEDERAL INCOME TAX CONSIDERATIONS............................................18

DISTRIBUTION OF THE CONTRACTS................................................19

STATE REGULATION.............................................................19

ADDITIONAL INFORMATION.......................................................19

EXPERTS......................................................................19

LITIGATION...................................................................19

REPORTS TO CONTRACT OWNERS...................................................20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS........................................................20

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................30

FINANCIAL STATEMENTS.........................................................30

FINANCIAL STATEMENTS OF PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT
REAL PROPERTY ACCOUNT........................................................A1

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
PARTNERSHIP..................................................................B1

        PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS
                 (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

The following information on per share investment income, capital changes and selected ratios has been provided for your information. This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership included in this prospectus.


                                                          01/01/2002    01/01/2001    01/01/2000    01/01/1999     01/01/1998
                                                              to            to            to            to             to
                                                          12/31/2002    12/31/2001    12/31/2000    12/31/1999     12/31/1998
                                                          ----------    ----------    ----------    ----------     ----------
Revenue from real estate and improvements                 $     3.22    $     2.71    $     2.32    $     2.08     $     2.07
Equity in income of real estate partnership               $     0.03    $     0.08    $     0.08    $     0.01     $     0.00*
Dividend income from real estate investment trusts        $     0.00*   $     0.24    $     0.18    $     0.12     $     0.06
Interest on short-term investments                        $     0.06    $     0.03    $     0.13    $     0.16     $     0.16
                                                          ----------    ----------    ----------    ----------     ----------

TOTAL INVESTMENT INCOME                                   $     3.31    $     3.06    $     2.71    $     2.37     $     2.29
                                                          ----------    ----------    ----------    ----------     ----------

Investment Management fee                                 $     0.30    $     0.30    $     0.28    $     0.26     $     0.25
Real Estate Taxes                                         $     0.35    $     0.30    $     0.25    $     0.25     $     0.20
Administrative expense                                    $     0.41    $     0.28    $     0.25    $     0.21     $     0.17
Operation expense                                         $     0.64    $     0.60    $     0.44    $     0.37     $     0.34
Interest expense                                          $     0.24    $     0.20    $     0.07    $     0.01     $     0.00
Minority interest in consolidated partnership             $     0.04    $     0.02    $     0.00*   $     0.00*    $     0.00
                                                          ----------    ----------    ----------    ----------     ----------

TOTAL INVESTMENT EXPENSES                                 $     1.98    $     1.70    $     1.29    $     1.10     $     0.96
                                                          ----------    ----------    ----------    ----------     ----------

NET INVESTMENT INCOME                                     $     1.33    $     1.36    $     1.42    $     1.27     $     1.33
                                                          ----------    ----------    ----------    ----------     ----------

Net realized gain (loss) on real estate investments
  sold or converted                                       $     0.05    ($    0.02)   $     0.27    ($    0.00)*   $     0.26
                                                          ----------    ----------    ----------    ----------     ----------

Change in unrealized gain (loss) on real estate
  investments                                            ($    1.07)   ($    0.26)    $     0.23    ($    0.68)    $     0.15

Minority interest in unrealized gain (loss) on
  investments                                             $     0.02    $     0.00*   $     0.04    ($    0.00)*   $     0.00
                                                          ----------    ----------    ----------    ----------     ----------


Net unrealized gain (loss) on real estate investments     ($    1.09)   ($    0.26)   $     0.19    ($    0.68)    $     0.15
                                                          ----------    ----------    ----------    ----------     ----------

NET REALIZED AND UNREALIZED
       GAIN (LOSS) ON INVESTMENTS                         ($    1.04)   ($    0.28)   $     0.46    ($    0.68)    $     0.41
                                                          ==========    ==========    ==========    ==========     ==========

Net change in share value                                 $     0.29    $     1.08    $     1.88    $     0.59     $     1.74

Share value at beginning of period                        $    23.82    $    22.74    $    20.86    $    20.27     $     8.53
                                                          ----------    ----------    ----------    ----------     ----------
Share value at end of period                              $    24.11    $    23.82    $    22.74    $    20.86     $    20.27
                                                          ==========    ==========    ==========    ==========     ==========

Ratio of expenses to average net assets(1)                      8.34%         7.26%         6.07%         5.33%          4.99%

Ratio of net investment income to average net assets(1)         5.59%         5.93%         6.49%         6.12%          6.97%


Number of shares outstanding at
   end of period (000's)                                       8,193         8,922         9,831        10,472         11,848


All per share calculations are based on weighted average shares outstanding.

Per share information presented herein is shown on a basis consistent with the financial statements as discussed in Note 2J on page B7.

(1) Average net assets are calculated based on an average of ending monthly net assets.

*Per Share amount less than $0.01 (rounded)


                               1 - Real Property

                                     SUMMARY

This Summary provides a brief overview of the more significant aspects of the Real Property Account. We provide further detail in the subsequent sections of this prospectus.

The Real Property Account is a separate account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") created pursuant to New Jersey insurance law. Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Pruco Life of New Jersey. Owners of certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account. Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Pruco Life of New Jersey, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.

Investment of The Real Property Account Assets

The Real Property Account assets are invested primarily in income-producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership") which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). See The Prudential Variable Contract Real Property Partnership, page
4. Currently Prudential serves as the investment manager of the Partnership. Prudential acts through Prudential Investment Management, Inc. See The Investment Manager, page 5. The Partnership invests at least 65% of its assets in direct ownership interests in:

      1.    income-producing real estate;

      2. participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and

      3. real property sale-leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.

Investment Objectives

The investment objectives of the Partnership are to:

      1.    preserve and protect the Partnership's capital;

      2.    compound income by reinvesting investment cash flow; and

      3. over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.

There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES, page 5.

Risk Factors

Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks. See RISK FACTORS, page 10. These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition. Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long-term investment. See RESTRICTIONS ON WITHDRAWALS, page 17.

Pruco Life of New Jersey and the investment manager have taken steps to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments, page 10. Prudential's management of the Partnership is subject to certain conflicts of


                               2 - Real Property
interest, including the possible acquisition of properties from Prudential Financial affiliates. See CONFLICTS OF INTEREST, page 13.

Charges

The Partnership pays a daily investment management fee which amounts to 1.25% per year of the average daily gross assets of the Partnership. The Partnership also compensates the investment manager for providing certain accounting and administrative services. See CHARGES, page 17. The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners. You should read the Contract prospectus for a description of those charges.

Availability to Pruco Life of New Jersey Contracts

The Real Property Account is currently available to purchasers of Pruco Life of New Jersey's Variable Appreciable Life(R) Insurance Contracts, Variable Life Insurance Contracts, Discovery(R) Life Plus Contracts and Discovery(R) Plus Contracts. It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax-qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Internal Revenue Code. See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS, page 15. For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in the Pruco Life of New Jersey Variable Appreciable Account, a separate account of Pruco Life of New Jersey registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same: (1) monthly sales charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in the Pruco Life of New Jersey Variable Appreciable Account and what portion is invested in the Real Property Account. The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

                 GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE
                COMPANY OF NEW JERSEY, PRUCO LIFE OF NEW JERSEY
                  VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE
                   PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
                    PARTNERSHIP, AND THE INVESTMENT MANAGER

Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the States of New Jersey and New York. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. As Pruco Life of New Jersey's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the contract or policy.

Pruco Life of New Jersey's financial statements appear in either the attached Contract prospectus or in the statement of additional information for the Contract prospectus, which is available upon request.


                               3 - Real Property

Pruco Life of New Jersey Variable Contract Real Property Account

The Pruco Life of New Jersey Variable Contract Real Property Account (the "Real Property Account"), was established on October 30, 1987 under New Jersey law as a separate investment account. The Real Property Account meets the definition of a "separate account" under the federal securities laws. The Real Property Account holds assets that are separated from all of Pruco Life of New Jersey's other assets. The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.

The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Pruco Life of New Jersey. Pruco Life of New Jersey is also the legal owner of the Real Property Account assets. Pruco Life of New Jersey will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account. These assets may not be charged with liabilities which arise from any other business that Pruco Life of New Jersey conducts. In addition to these assets, the Real Property Account's assets may include funds contributed by Pruco Life of New Jersey, and reflect any accumulations of the charges Pruco Life of New Jersey makes against the Real Property Account. See VALUATION OF CONTRACT OWNER'S PARTICIPATING INTERESTS, page 15.

Pruco Life of New Jersey will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account. Pruco Life of New Jersey may withdraw or redeem its investment in the Real Property Account at any time. We will not make any such redemption if it will have a materially adverse impact on the Real Property Account. Accumulations of charges will be withdrawn on a regular basis.

Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Pruco Life of New Jersey. Contract owners have no voting rights with respect to the Real Property Account. The Real Property Account is under the control and management of Pruco Life of New Jersey. The Board of Directors and officers of Pruco Life of New Jersey are responsible for the management of the Real Property Account. No salaries of Pruco Life of New Jersey personnel are paid by the Real Property Account. Information regarding the directors and officers of Pruco Life of New Jersey is contained in the attached prospectus for the Contract. The financial statements of the Real Property Account begin on page A1.

The Prudential Variable Contract Real Property Partnership

The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the "Partnership"). The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey, to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool. This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company. All amounts allocated to the Real Property Account are contributed by Pruco Life of New Jersey to the Partnership. Pruco Life of New Jersey's general partnership interest in the Partnership is held in the Real Property Account.

The initial contributions to the Partnership were made on April 29, 1988. Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year. Those assets had an estimated market value of $91,538,737 on that date. Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.

The Partnership assets are valued on each business day. The value of each Partner's interest will fluctuate with the investment performance of the Partnership. In addition, the Partners' interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership. When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Pruco Life of New Jersey will contribute that amount to the Partnership as a capital contribution. It will correspondingly increase the Real Property Account's interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments. For more information on how the value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15.


                               4 - Real Property

Contract owners have no voting rights with respect to the Partnership operations. The financial statements of the Partnership begin on page B1.

The Investment Manager


Currently, Prudential Investment Management, Inc. ("PIM") acts as investment manager of the Partnership. PIMs invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.

PIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships. As of December 31, 2002, PIM managed $29.5 billion of net domestic real estate mortgages and equities of which $19.0 billion is in Prudential's general account and $10.5 billion is in separate accounts and other third party accounts. Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value. For a discussion of how the Partnership's real estate-related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15.

PIM has organized its real estate activities into separate business units within Prudential's Global Asset Management Group. Prudential Real Estate Investors
(PREI), a former division of Prudential, is the unit responsible for the investments of the Real Property Partnership. PREI's investment staff is responsible for both general account and third party account real estate investment management activities.

PREI provides investment management services on a domestic basis and also acts as part of a global team providing these services to institutional investors worldwide. PREI is headquartered in Parsippany, New Jersey and has 5 field offices across the United States. As of December 31, 2002, PREI had under management approximately 30.8 million net rentable square feet of office real estate, 15.3 million net rentable square feet of industrial real estate, 12.7 million net rentable square feet of retail real estate, 4,797 hotel rooms, and 29,524 multifamily residential units.

Various divisions of Prudential Financial may provide PREI with services that may be required in connection with the Partnership's investment management agreement. The mortgage operation currently manages and administers a portfolio of mortgage loans totaling approximately $36.3 billion. The aforementioned data does not include TMW assets under management.


                               INVESTMENT POLICIES

Overview

The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans. The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties. Approximately 10% of the Partnership's assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements. The remainder of the Partnership's assets are invested in other types of real estate-related investments, including real estate investment trusts.

Investment in Direct Ownership Interests in Real Estate

Acquisition. The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income-producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Property acquisitions will generally be carried out by the real estate acquisition offices in PREI's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and Los Angeles, California. A field office or an affiliate of Prudential Financial supervises the management of properties in all of PIM's accounts.


                               5 - Real Property

Proposals to acquire properties for the Partnership are usually originated by a field office. They are reviewed and approved by the Investment Management Committee of PREI. Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.

Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership's investments will be maintained to meet the Internal Revenue Code diversification requirements. See General Investment and Operating Policies, page 8.

In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses. To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules. However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income. Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions. See CONFLICTS OF INTEREST, page 13.

The property acquired by the Partnership is usually real estate which is ready for use. Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate. From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives. The Partnership will then be subject to those risks.

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests. These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.

Property Management and Leasing Services. The Partnership usually retains a management company operating in the area of a property to perform local property management services. A field office or other affiliate of Prudential Financial will usually: (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets. In addition to day-to-day management of the property, the local management company will have responsibility for: (1) supervision of any on-site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants. The local management company fees will reduce the cash flow from the property to the Partnership.

The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies. The leasing company will coordinate with the property management company to provide marketing and leasing services for the property. When the property management company is qualified to handle leasing, it may also be hired to provide leasing services. Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.

PREI may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area. See CONFLICTS OF INTEREST, page 13.

Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property. The approval of an officer of PREI is required. The field office will also periodically report the operating performance of the property to PREI.


                               6 - Real Property

Investments in Mortgage Loans

Types of Mortgage Loans

The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a "participation" (as defined below). The Partnership will not make mortgage loans to Prudential Financial affiliates.

The Partnership intends to give mortgage loans on: (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high-rise apartment buildings). These loans are usually secured by properties with income-producing potential based on historical or projected data. Usually, they are not personal obligations of the borrower and are not insured or guaranteed.

1. First Mortgage Loans. The Partnership will primarily make first mortgage loans secured by mortgages on existing income-producing property. These loans may provide for interest-only payments and a balloon payment at maturity.

2. Wraparound Mortgage Loans. The Partnership also may make wraparound mortgage loans on income-producing properties which are already mortgaged to unaffiliated entities. A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan. The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan. Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it. The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property which secures the loan.

3. Junior Mortgage Loans. The Partnership may also invest in other junior mortgage loans. Junior mortgage loans will be secured by mortgages which are subordinate to one or more prior liens on the real property. They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages. Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.

The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.

4. Participations. The Partnership may make mortgage loans which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "participation") in the economic benefits of the underlying property. The Partnership would receive a percentage of: (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property. These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case. It is expected that the Partnership will be entitled to percentage participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased. The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on: (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer;
(3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.

The Partnership intends to use this additional interest as a hedge against inflation. It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value. There is no assurance that additional interest or increased property values will be received. In that event, the Partnership will be entitled to receive only the fixed portion of its return.


                               7 - Real Property

Standards for Mortgage Loan Investments

In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income-producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.

Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate. In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.

Dealing With Outstanding Loans

The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives. The investment manager may also: (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.

Investments in Sale-Leasebacks

A portion of the Partnership's investments may consist of real property sale-leaseback transactions ("leasebacks"). In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease. Leasebacks may be for very long periods and may provide for increasing payments from the lessee.

Under the terms of the leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including: (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance. In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years. The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.

In some leaseback transactions, the Partnership may only purchase the land under an income-producing building and lease the land to the building owner. In such cases, the Partnership may seek, in addition to base rents in its leasebacks, participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events). The Partnership may invest in leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien. In those situations, the Partnership's leaseback interest will be subject to greater risks.

The Partnership will only acquire a property for a leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value. The Partnership may dispose of its leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.

General Investment and Operating Policies

The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or leasebacks in order to make short-term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership. The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise. The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus. The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.

In making investments in properties, mortgage loans, leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition. The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will


                               8 - Real Property
be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers. Each appraisal will be maintained in the Partnership records for at least five years. It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.

The Partnership usually purchases properties on an unleveraged basis. The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition. The Partnership may, however, acquire properties subject to existing mortgage loans. In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value. Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives. When the Partnership mortgages its properties, it bears the expense of mortgage payments. See BORROWING BY THE PARTNERSHIP, page 16.

The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.

The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the "Code") relating to the investments of variable life insurance and variable annuity separate accounts. In order to meet the diversification requirements under the regulations, the Partnership will meet the following test: (1) no more than 55% of the assets will be invested in any one investment;
(2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and
(4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment. The Partnership must meet the above test within 30 days of the end of each calendar quarter. To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.

In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants. The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.

Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing. It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan. The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area. See CONFLICTS OF INTEREST, page 13.

The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940. This requires monitoring the proportion of the Partnership's assets to be placed in various investments.

                     CURRENT REAL ESTATE-RELATED INVESTMENTS

The current principal real estate-related investments held by the Partnership are described below. Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the "Pruco Life Account"), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life. Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership. Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.


                               9 - Real Property

Properties


The Partnership owns the following properties as of December 31, 2002.

1.    Office Properties

      The Partnership owns office properties in Lisle and Oakbrook Terrace, Illinois; Brentwood, Tennessee; and Beaverton, Oregon. Total square footage owned is approximately 482,000 of which 57% or 273,000 square feet are leased between 1 and 10 years. The Partnership's Morristown, New Jersey property, which had approximately 85,000 square feet, was sold on October 26, 2000.

2.    Apartment Complexes

      The Partnership owns apartment complexes in Atlanta, Georgia and Raleigh, North Carolina. There are a total of 490 apartment units available of which 89% or 435 units are leased. Leases range from month to month to one year. In addition, on September 17, 1999, the Partnership invested in an apartment complex located in Jacksonville, FL. This joint venture investment has a total of 458 units available of which 411 units or 90% are occupied. Leases range from month-to-month to one year. Also, on February 15, 2001, the Partnership invested in four apartment complexes located in Gresham/Salem, OR. This joint venture investment has a total of 492 units available of which 452 units or 92% are occupied. Leases range from month-to-month to one year.

3.    Retail Property

      The Partnership owns a shopping center in Roswell, Georgia. The property is located approximately 22 miles north of downtown Atlanta on a 30 acre site. The square footage is approximately 316,000 of which 93% or 294,000 square feet is leased between 1 and 10 years. On September 30, 1999 the Partnership invested in a retail portfolio located in the Kansas City, MO and KS areas. This joint venture investment has approximately 503,000 of net rentable square feet of which 87% or 437,000 square feet is leased between 1 and 20 years. On May 17, 2001, the Partnership invested in a retail center located in the Hampton, VA. This joint venture investment has approximately 175,000 of net rentable square feet of which 100% is leased between 1 and 20 years. On November 27, 2002, the Partnership invested in a retail center located in the Ocean City, MD. This joint venture investment has approximately 162,000 of net rentable square feet of which 99% or 160,000 square feet is leased between 1 and 20 years.

4.    Industrial Properties

      The Partnership owns warehouses and distribution centers in Aurora, Colorado and Salt Lake City, Utah. Total square footage owned is approximately 460,000 of which 76% or 350,000 square feet are leased between 1 and 10 years. The Partnership's Bolingbrook, IL property, which had approximately 225,000 square feet, was sold on September 12, 2002.

5.    Investment in Real Estate Trust

      The Partnership liquidated its entire investment in REIT shares during December 2001.


                                  RISK FACTORS

There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account. These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15), certain conflicts of interest, (see CONFLICTS OF INTEREST, page 13), as well as the following risks:

Liquidity of Investments

Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts. The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account. Such withdrawals would be made in order to meet requested or required payments under the Contracts. The Partnership may also borrow funds to meet liquidity needs. See BORROWING BY THE PARTNERSHIP, page 16.


                               10 - Real Property

We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements. It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.

General Risks of Real Property Investments

By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments. These include:

1. Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.

The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars) which are either uninsurable or not economically insurable.

2. Risks of Mortgage Loan Investments. The Partnership's mortgage loan investments will be subject to the risk of default by the borrowers. In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans. A borrower's ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers. The Partnership will only rely on the value of the underlying property for its security. Mechanics', materialmen's, government, and other liens may have or obtain priority over the Partnership's security interest in the property.

In addition, the Partnership's mortgage loan investments will be subject to prepayment risks. If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.

Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees. In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.

The risk of lending on real estate increases as the proportion which the amount of the mortgage loan bears to the fair market value of the real estate increases. The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan. There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.

Mortgage loans made by the Partnership may be subject to state usury laws. These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages. The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.

3. Risks with Participations. The Partnership may seek to invest in mortgage loans and leasebacks with participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts. If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition. If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or


                               11 - Real Property
to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation. State laws may limit participations. In the event of the borrower's bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower's debts. The Partnership will structure its participations to avoid being characterized as a partner or joint venturer with the borrower.

4. Risks with Sale-Leaseback Transactions. Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party. The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any. The tenants' leases may have shorter terms than the leaseback. Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.

PREI investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions. However, a lessee in a leaseback transaction may have few, if any, assets. The Partnership will therefore rely for its security on the value of the land and improvements. When the Partnership's leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's leaseback will be subject to greater risk. A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long-term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains participations in connection with its leasebacks.

Reliance on The Partners and The Investment Manager

You do not have a vote in determining the policies of the Partnership or the Real Property Account. You also have no right or power to take part in the management of the Partnership or the Real Property Account. The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions. Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.

The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates. See CONFLICTS OF INTEREST, page 13. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.

Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments which may be acquired by the Partnership. You must depend upon the ability of the investment manager to select investments.

                             INVESTMENT RESTRICTIONS

The Partnership has adopted certain restrictions relating to its investment activities. These restrictions may be changed, if the law permits, by the Partners. Pursuant to these restrictions, the Partnership will not:

1. Make any investments not related to real estate, other than liquid instruments and securities.

2.    Engage in underwriting of securities issued by others.

3.    Invest in securities issued by any investment company.

4.    Sell securities short.

5. Purchase or sell oil, gas, or other mineral exploration or development programs.

6. Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.


                               12 - Real Property

7. Enter into leaseback transactions in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

8. Borrow more than 33"% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals). See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15.


                          DIVERSIFICATION REQUIREMENTS

The Partnership's investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Internal Revenue Code relating to the investments of variable life insurance and variable annuity separate accounts. Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments. To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership's gross assets as of the prior fiscal year.


                              CONFLICTS OF INTEREST

The investment manager, will be subject to various conflicts of interest in managing the Partnership. PIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit-sharing plans. PIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons. In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans. Prudential Financial and its affiliates may engage in business activities which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.

The conflicts involved in managing the Partnership include:

1. Lack of Independent Negotiations between the Partnership and The Investment Manager. All agreements and arrangements relating to compensation between the Partnership and the investment manager, PIM or any affiliate of Prudential Financial will not be the result of arm's-length negotiations.

2. Competition by the Partnership with Prudential Financial's Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities. They may involve investment policies comparable to the Partnership's and may compete with the Partnership for the acquisition and disposition of investments. Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership. In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, leasebacks, and the management and sale of such investments. Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.

Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above. If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest. The Investment Allocation Procedure ("IAP") has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by Prudential Real Estate Investors ("PREI"). The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management. Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PREI ("CEO"). Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account's interest in the opportunity. Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after


                               13 - Real Property
giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities: (1) the investment opportunity's conformity with an account's investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account's prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.

If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee. If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO's approval) permit the sharing of the investment among accounts which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.

3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel. As noted above, PIM and Prudential Financial affiliates are involved in numerous real estate investment activities. Accordingly, many of the personnel of PIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time. Conflicts of interest may arise with respect to allocating time among such entities and the Partnership. The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs. Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.

4. Competitive Properties. Some properties of affiliates may be competitive with Partnership properties. Among other things, the properties could be in competition with the Partnership's properties for prospective tenants.

5. Lessee Position. It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership. The terms of such a lease will be competitive with leases with non-affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.

6. Use of Affiliates to Perform Additional Services for the Partnership. The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate-related services. The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.

7. Joint Ventures with Affiliates. The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor. The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met: (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage). In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree. However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment. If this happens, it is possible that in the future the joint venture partners would no longer be affiliated. In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment. The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.

If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present. These risks include risks associated with


                               14 - Real Property
the possible bankruptcy of the Partnership's co-venturer or such co-venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.

8. Purchase of Real Property From Prudential Financial or Affiliates. The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if: (1) the applicable insurance regulators approve the Partnership's acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.

         THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS

Pruco Life of New Jersey has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code. Accordingly, owners of Pruco Life of New Jersey Contracts that are purchased in connection with: (1) IRAs; (2) tax deferred annuities subject to
Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Pruco Life of New Jersey is able to comply with state insurance law requirements that policy loans be made available to Contract owners.

              VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS

A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account. Thereafter, that value will change daily. The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract's subaccount. Some of the charges will be made: (1) daily; (2) on the Contract's monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization. Periodically Pruco Life of New Jersey will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.

The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day. The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership's liquid securities and instruments, the individual real properties and the other real estate-related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate-related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership. See CHARGES, page 17.

The Partnership may invest in various liquid securities and instruments. These investments will generally be carried at their market value as determine by a valuation method which the Partners deem appropriate for the particular type of liquid security or instrument.

The value of the individual real properties and other real estate-related investments, including mortgages, acquired by the Partnership will be determined as follows. Each property or other real estate-related investment acquired by the Partnership will initially be valued at its purchase price. In acquiring a property or other real estate-related investment,


                               15 - Real Property

PIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value. Thereafter, all properties and most real estate-related investments will ordinarily be appraised by an independent appraiser at least annually. At least every three months, PIM will review each property or other real estate-related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate-related investment since the last valuation. The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal. It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.

The estimated amount of the net operating income of the Partnership from properties and other real estate-related investments will be based on estimates of revenues and expenses for each property and other real estate-related investments. Annually, PIM will prepare a month-by-month estimate of the revenues and expenses ("estimated net operating income") for each property and other real estate-related investments owned by the Partnership. Each day PIM will add to the value of the assets, as determined above, a proportionate part of the estimated net operating income for the month. In effect, PIM will establish a daily accrued receivable of the estimated net operating income from each property and other real estate-related investments owned by the Partnership (the "daily accrued receivable"). On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate-related investments ("actual net operating income"). Such actual net operating income will be recognized on the books of the Partnership and the amount of the then-outstanding daily accrued receivable will be correspondingly adjusted. In addition, as cash from a property or other real estate-related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted. Periodically, but at least every three months, PIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted. PIM follows this practice of accruing estimated net operating income from properties and other real estate-related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily. Because the daily accrual of estimated net operating income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.

PIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate-related investment. For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events which affect the property values of the surrounding area. There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PIM. Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected. All adjustments made to the valuation of the Partnership's investments, including adjustments to estimated net operating income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate-related investments, will be on a prospective basis only.

The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership's investments. Changes in the method of valuation could result in a change in the Contract Fund values which may have either an adverse or beneficial effect on Contract owners. Information concerning any material change in the valuation method will be given to all Contract owners in the annual report of the operations of the Real Property Account.

Although the above-described valuation methods have been adopted because the Partners believe they will provide a reasonable way to determine the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets. Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments. If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated. A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners. The converse situation will exist if the Partnership's assets are undervalued.

                          BORROWING BY THE PARTNERSHIP

The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 33"% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the


                               16 - Real Property
cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership. Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS, page 15). Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PIM since its investment management fee is a percentage of the Partnership's gross assets. Any borrowing by the Partnership would increase the Partnership's risk of loss. It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.

                                     CHARGES

Pursuant to the investment management agreement, the Partnership pays a daily investment management fee which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets. Some of these operating expenses represent reimbursement of the manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST, page 13. In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.

As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account. From time to time, Pruco Life of New Jersey will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges. Aside from the charges to the Contracts, Pruco Life of New Jersey does not charge the Real Property Account for the expenses involved in the Real Property Account's operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Pruco Life of New Jersey. Pruco Life of New Jersey is currently not charging the Real Property Account for company federal income taxes. Pruco Life of New Jersey may make such a charge in the future.

Under current laws Pruco Life of New Jersey may incur state and local taxes (in addition to premium taxes) in several states. At present, Pruco Life of New Jersey does not charge these taxes against the Contracts or the Real Property Account, but Pruco Life of New Jersey may decide to charge the Real Property Account for such taxes in the future.

                           RESTRICTIONS ON WITHDRAWALS

Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts. Pruco Life of New Jersey reserves the right to restrict transfers into or out of the Real Property Account. Apart from the limitations on transfers out of the Real Property Account described below, Pruco Life of New Jersey will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.

Pruco Life of New Jersey will pay any death benefit, cash surrender value, withdrawal or loan proceeds within seven days after receipt at a Pruco Life of New Jersey Service Office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death for life insurance products, the amount will be determined as of the date of receipt of the request.


                               17 - Real Property

The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required. If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Pruco Life of New Jersey will seek to obtain such funds by withdrawing a portion of its interest in the Partnership. The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds. If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 33"% (pursuant to California state requirements) of the value of the Partnership's assets. See BORROWING BY THE PARTNERSHIP, page 16. If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Pruco Life of New Jersey may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.

Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30-day period beginning on the Contract anniversary. The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received. The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next. Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open. Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.

    RESTRICTIONS ON CONTRACT OWNERS' INVESTMENT IN THE REAL PROPERTY ACCOUNT

As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time-consuming process. Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non-securities real estate investments, is strictly limited. For these reasons, Pruco Life of New Jersey reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account. Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.

                        FEDERAL INCOME TAX CONSIDERATIONS

The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected. Pruco Life of New Jersey believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account. The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See GENERAL INVESTMENT AND OPERATING POLICIES, page 8. Pruco Life of New Jersey urges you to consult a qualified tax adviser.

Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Pruco Life of New Jersey, with respect to the Real Property Account. The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code. The earnings of the Real Property Account are taxed as part of the operations of Pruco Life of New Jersey. No charge is currently being made to the Real Property Account for company federal income taxes. We may make such a charge in the future, see CHARGES, page 17.


                               18 - Real Property

                          DISTRIBUTION OF THE CONTRACTS

As explained in the attached prospectus for the Contracts, Pruco Securities Corporation, a wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts. Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.

                                STATE REGULATION

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

                             ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. All reports and information filed by Pruco Life of New Jersey can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (800) SEC-0330.

The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Further information may also be obtained from Pruco Life of New Jersey. The address and telephone number are on the cover of this prospectus.

                                     EXPERTS


The financial statements of the Partnership as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, the financial statement schedules of the Partnership as of December 31, 2002 and the financial statements of the Real Property Account as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.


                                   LITIGATION

No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.


                               19 - Real Property

                           REPORTS TO CONTRACT OWNERS

If you allocate a portion of your Contract Fund to the Real Property Account, Pruco Life of New Jersey will mail you an annual report containing audited financial statements for the Partnership and an annual statement showing the status of your Contract Fund and any other information that may be required by applicable regulation or law.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


All of the assets of the Real Property Account (the "Account") are invested in the Prudential Variable Contract Real Property Partnership (the "Partnership"). Correspondingly, the liquidity, capital resources and results of operations for the Real Property Account are contingent upon the Partnership. Therefore, all of management's discussion of these items is at the Partnership level. The partners in the Partnership are The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, the "Partners").

The following analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the Financial Statements and the related Notes to the Financial Statements included elsewhere herein.


Liquidity and Capital Resources


As of December 31, 2002, the Partnership's liquid assets consisting of cash and cash equivalents were $18.6 million, a decrease of $8.0 million from $26.6 million at December 31, 2001. This decrease was primarily due to distributions to the Partners of $16.1 million during 2002 offset by an increase in net cash flows from operations and the sale of the industrial property located in Bolingbrook, IL on September 12, 2002. Sources of liquidity include net cash flow from property operations and interest from short-term investments.

The Partnership's investment policy allows up to 30% investment in cash and short-term obligations, although the Partnership generally holds approximately 10% of its assets in cash and short-term obligations. At December 31, 2002, 8.1% of the Partnership's assets consisted of cash and short term obligations.

In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment have been utilized for property acquisitions, and returned to Prudential on an ongoing basis from contract owners' net contributions and other available cash. The amount of the commitment had been reduced by $10 million for every $100 million in current value net assets of the Partnership. As of December 31, 2002, Prudential's equity interest in the Partnership, on a cost basis, under this commitment (held through the Real Property Accounts) was $44 million. Prudential did not make any contributions under this commitment during the 2002 fiscal year. This commitment terminated on December 31, 2002.

The Partnership made $16.1 million in distributions to the Partners during 2002, and $18.0 million in distributions, during 2001. Additional distributions may be made to the Partners during 2003 based upon the percentage of assets invested in short-term obligations, taking into consideration anticipated cash needs of the Partnership including potential property acquisitions, property dispositions and capital expenditures. Management anticipates that its current liquid assets and ongoing cash flow from operations will satisfy the Partnership's needs over the next twelve months and the foreseeable future.

The Partnership completed one real estate acquisition during the year. The Partnership acquired a controlling interest in a 161,600 square foot retail center based in Ocean City, MD. The Partnership funded $0.5 million during 2002 as part of this acquisition. A $7.4 million mortgage was also assumed in connection with this transaction. During the first twelve months of 2002, the Partnership spent approximately $2.6 million in capital expenditures. Approximately $1.3 million was associated with the development and expansion of the retail center located in Hampton, VA. The remaining $1.3 million balance was primarily associated with the HVAC upgrade at the office building located in Lisle, IL, roof replacement at the office building located in Oakbrook Terrace, IL, lobby upgrades at the one of the Brentwood, TN office buildings, and tenant improvements at the other Brentwood, TN office building. The Partnership also increased its investment in real estate partnerships by approximately $2.9 million in connection with the development and expansion of a retail center located in Kansas City, MO.



                               20 - Real Property

Results of Operations

The following is a brief year-to-date comparison of the Partnership's results of operations for the periods ended December 31, 2002, 2001, and 2000.

2002 vs. 2001

The following table presents a year-to-date comparison of the Partnership's sources of net investment income, and realized and unrealized gains or losses by investment type.



                                                 Twelve Months Ended December 31,
                                                       2002             2001
                                                  ------------     -------------
Net Investment Income:

Office properties                                 $  4,837,432     $  4,766,035
Apartment complexes                                  3,089,744        3,735,912
Retail property                                      3,612,435        2,950,333
Industrial properties                                1,429,036          545,003
Equity in income of real estate
  partnership                                          276,206          686,801
Dividend income from real
  estate investment trust                                   --        2,157,647
Other (including interest income,
  investment mgt fee, etc.)                         (2,380,810)      (2,491,425)
                                                  ------------     ------------
Total Net Investment Income                       $ 10,864,043     $ 12,350,306
                                                  ============     ============


Net Unrealized Loss on
Real Estate Investments:

Office properties                                 ($ 6,785,006     ($   777,380)
Apartment complexes                                   (856,188)         415,417
Retail property                                       (808,736)         (94,504)
Industrial properties                                  177,573       (2,105,641)
Interest in real estate properties                    (638,838)         226,024
                                                  ------------     ------------
Total Net Unrealized Loss on Real Estate
  Investments                                       (8,911,195)      (2,336,084)
                                                  ============     ============


Net Realized Gain (Loss) on
Real Estate Investments:

Industrial properties                                  395,110               --
Real estate investment trust                            (1,578)        (211,665)
                                                  ------------     ------------
                                                       393,532         (211,665)
                                                  ============     ============

Net Realized and Unrealized Loss
on Real Estate Investments                        ($ 8,517,663)    ($ 2,547,749)
                                                  ------------     ------------



The Partnership's net investment income for the year ended December 31, 2002 was $10.9 million, a decrease of $1.5 million from $12.4 million when compared to the corresponding period in 2001. The Partnership's liquidation of its investment in REIT stocks during the fourth quarter last year resulted in no dividend income being received in 2002. Additionally, the occupancy at one of the Brentwood, TN properties has decreased to 0% from 100% due to the move-out of the single tenant.


                               21 - Real Property

Equity in income of real estate partnership was $0.3 million for the twelve months of 2002, a decrease of $0.4 million, or 59.8%, from $0.7 million in the corresponding period in 2001. This decrease is due to a decrease in revenue associated with expansion of the existing grocery store anchor that commenced during the fourth quarter of 2001. It is anticipated that upon completion, both occupancy and rental rates will increase.

Dividend income from real estate investment trusts decreased approximately $2.2 million, or 100.0%, during the twelve months of 2002 compared to the corresponding period in 2001. These decreases were due to the Partnership's liquidation of its investment in REIT stocks during the 4th quarter of 2001.

Interest on short-term investments increased approximately $0.2 million or 53.6% for the year ended December 31, 2002 due primarily to higher average cash balance when compared to the corresponding period in 2001.

Administrative expense increased $0.8 million, or 32.8%, in the twelve months of 2002 compared to the corresponding period in 2001. These increases were primarily due to the Partnership's acquisition of a portfolio of apartment complexes located in Gresham and Salem, OR in 2001, a retail center located in Hampton, VA in 2001, and a retail center located in Ocean City, MD in 2002.

Interest expense increased $0.2 million, or 12.0%, in the twelve months of 2002 compared to the corresponding period in 2001. This increase was primarily due to the Partnership's assumption of a $9.0 million and a $10.3 million mortgage loan in conjunction with the acquisition of a controlling interest in a portfolio of apartment complexes located in Gresham and Salem, OR and a retail center located in Hampton, VA in 2001. There was also the additional assumption of a $7.4 million mortgage loan in conjunction with the acquisition of a controlling interest in a retail center located in Ocean City, MD in 2002.

The Partnership experienced a net unrealized loss of $8.9 million for the year ended December 31, 2002 compared to a net unrealized loss of $2.3 million during the corresponding period in 2001. The unrealized losses during 2002 were experienced in the office, apartment and retail sectors. The office properties recorded an unrealized loss of $6.8 million primarily due to the buildings located in Brentwood, TN and Oakbrook Terrace, IL, where softening market conditions have resulted in reductions in market rental rates and increased leasing costs. In total, the apartment complexes in the portfolio experienced unrealized losses totaling $0.9 million for the twelve months of 2002. Weaker demand caused by higher rates of unemployment and a favorable interest rate environment for homebuyers has resulted in lower short-term occupancy and income projections. The retail sector also experienced a net unrealized loss of $0.8 million primarily due to uncertainty about a lease renewal by a major tenant.

Office Properties

Net investment income from property operations for the office sector increased approximately $0.1 million, or 1.5%, for the year ended December 31, 2002 when compared to the corresponding period in 2001.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $6.8 million during the twelve months of 2002. The Oakbrook Terrace, IL property experienced a net unrealized loss of approximately $3.3 million primarily due to softening market conditions and the lease expiration of a major tenant. One of the Brentwood, TN properties experienced a net unrealized loss of approximately $1.4 million primarily due to the move-out of the single tenant at the property in July 2002. Though occupancy increased by 4%, the other Brentwood, TN property experienced a net unrealized loss of approximately $1.3 million primarily due to softening market conditions. The Lisle, IL property experienced a net unrealized loss of approximately $0.6 million primarily due to impending tenant rollover and softening market conditions. The office property located in Beaverton, OR experienced an unrealized loss of approximately $0.1 million due to lower market rental rates and the near-term lease expiration of one of the tenants.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $0.8 million during the twelve months of 2001. One of the Brentwood, TN properties experienced a net unrealized loss of approximately $0.7 million primarily due to the near-term expiration and expected move-out of the single tenant at the property in July 2002. The Beaverton, OR and the Lisle, IL office properties experienced a net unrealized loss of approximately $0.4 million and $0.2 million, respectively, primarily due to softening market conditions. Offsetting these unrealized losses was an unrealized gain of approximately $0.6 million at the office property located in Oakbrook Terrace, IL. This unrealized gain was attributable to the signing of two new leases, which brought the leased area from 55% to 79%.



                               22 - Real Property

Occupancy at one of the Brentwood, TN office properties increased from 74% at December 31, 2001 to 78% at December 31, 2002. The other Brentwood, TN office property decreased from 100% at December 31, 2001 to 0% at December 31, 2002. Occupancy at the Lisle, IL and Beaverton, OR office properties remained unchanged at 100% at December 31, 2001 and 2002. Occupancy at the Oakbrook Terrace, IL decreased from 79% at December 31, 2001 to 27% at December 31, 2002. As of December 31, 2002 all vacant spaces were being marketed.

Apartment Complexes

Net investment income from property operations for the apartment sector was $3.1 million for the year ended December 31, 2002, a decrease of $0.6 million, or 17.3%, when compared to the corresponding period in 2001. These decreases were primarily due to a decrease in average occupancy at the Atlanta, GA apartment complex. Average occupancy for the Atlanta, GA apartment complex was 90% and 83% for the year ended December 31, 2001 and 2002, respectively. Additionally, rental concessions have been made in order to increase and/or maintain the occupancy thus resulting in lower revenue at all the apartment complexes.

The apartment complexes owned by the Partnership experienced a net unrealized loss of $0.9 million for the year ended December 31,2002 compared to a net unrealized gain of $0.4 million for the year ended December 31, 2001. Of the unrealized loss experienced in the twelve months of 2002, $1.3 million was experienced at the apartment complex located in Atlanta, GA. This unrealized loss was due to softening market conditions. The apartment complex located in Jacksonville, FL experienced an unrealized loss of $0.2 million due to slightly higher expense estimates and softening market conditions. The apartment portfolio located in Gresham/Salem, OR, also experienced a net unrealized loss of $0.1 million primarily due to increases in operating expense levels and softening market conditions. Offsetting these losses, the apartment complex located in Raleigh, NC experienced an unrealized gain of $0.7 million due to a reduced estimate of rent concessions and a reduction in certain operating expenses.

The apartment complexes owned by the Partnership experienced a net unrealized gain of $0.4 million for the twelve months ended December 31,2001. The majority of the unrealized gain experienced in 2001 was primarily due to the Atlanta, GA apartment complex that experienced an increase in value of $0.9 million due to sub-metering of the apartments for water usage and lower real estate taxes than previously estimated. The apartment complex portfolio located in Gresham and Salem, OR also experienced an increase in value of $0.4 million due to the completion of capital improvements and the reduction of administrative expense estimates. Offsetting these unrealized gains was the apartment complex located in Raleigh, NC, which experienced a net unrealized loss of $0.5 million due to a decrease in occupancy. The apartment complex in Jacksonville, FL also experienced a decrease in value of $0.4 million due to higher replacement reserve expenses, higher operating expense projections, and slightly lower market rent estimates.

Occupancy at the Atlanta, GA complex increased from 83% at December 31, 2001 to 90% at December 31, 2002. Occupancy at the Raleigh, NC complex increased from 82% at December 31, 2001 to 88% at December 31, 2002. Occupancy at the apartment complex in Jacksonville, FL increased from 88% at December 31, 2001 to 90% at December 31, 2002. Occupancy at the Gresham and Salem, OR apartment complexes decreased from 93% at December 31, 2001 to 92% at December 31, 2002. As of December 31, 2002, all available vacant units were being marketed.

Retail Properties

Net investment income for the Partnership's retail properties was approximately $3.6 million for the year ended December 31, 2002, and approximately $2.9 million for the year ended December 31, 2001. The increase in the year-to-date net investment income for the retail sector is primarily due to the May 2001 acquisition of the retail center located in Hampton, VA and the November 2002 acquisition of the retail center located in Ocean City, MD.

The retail properties experienced a net unrealized loss of $0.8 million for the year ended December 31, 2002 and a net unrealized loss of $0.1 million for the year ended December 31, 2001. The retail center located in Roswell, GA experienced a net unrealized loss of $1.7 million for the twelve months of 2002 due to the risk that a major tenant will not renew its lease, coupled with lower market rents. Partially offsetting this loss, the retail center located in Hampton, VA experienced an unrealized gain of $0.9 million due to the addition of 20,000 rentable square feet and an increase in occupancy.

The retail properties experienced a net unrealized loss of $0.1 for the twelve months ended December 31, 2001. The retail center located in Roswell, GA experienced a loss of $0.6 million for 2001 due to increased capital expenditures and a slight drop in occupancy. Offsetting this unrealized loss was an unrealized gain of $0.5 million resulting from the market value appraisal received on the newly acquired retail center located in Hampton, VA.



                               23 - Real Property

Occupancy at the retail center in Hampton, VA remained unchanged at 100% at December 31, 2001 and 2002. Occupancy at the shopping center located in Roswell, GA increased from 92% at December 31, 2001 to 93% at December 31, 2002. Occupancy at the retail center in Ocean City, MD was 99% at December 31, 2002. As of December 31, 2002, all vacant spaces were being marketed.

Industrial Properties

Net investment income from property operations for the industrial properties increased from $0.5 million for year ended December 31, 2001 to $1.4 million for the corresponding period ended December 31, 2002. The majority of this increase was due to higher revenues at the properties located in Bolingbrook, IL and Salt Lake City, UT. On September 12, 2002 the industrial property located in Bolingbrook, IL was sold for a realized gain of $0.4 million. Average occupancy for the Bolingbrook, IL industrial property was 24% and 79% for the year ended December 31, 2001 and nine months ended September 30, 2002, respectively.

The industrial properties owned by the Partnership experienced a net unrealized gain of approximately $0.2 million for the year ended December 31, 2002 compared to a net unrealized loss of approximately $2.1 million in 2001. The majority of the unrealized gain in 2002 was attributable to the Aurora, CO industrial property. This gain of approximately $0.5 million was due to an increase in market rents. Offsetting this unrealized gain was the Salt Lake City, UT facility, which experienced a net unrealized loss of $0.3 million due to capital expenditures at the property that were not reflected as an increase in market value and softening market conditions.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $2.1 million for the twelve months ended December 31, 2001. The majority of the unrealized loss in 2001 was attributable to the Salt Lake City, UT industrial property. This loss of approximately $1.3 million was due to a decrease in market rents. The Bolingbrook, IL facility experienced a loss of $0.9 million due to a decrease in rental rates and softening market conditions.

The occupancy at the Salt Lake City, Utah property remained unchanged at 77% at December 31, 2001 and 2002. The Aurora, CO property's occupancy rate remained unchanged at 75% at December 31, 2001 and 2002. As of December 31, 2002, all vacant spaces were being marketed.

Equity in Income of Real Estate Partnership

During the year ended December 31, 2002, income from the investment located in Kansas City, KS and MO amounted to $0.3 million, a decrease of 59.8% from $0.7 million at December 31, 2001. The decrease in the year-to-date equity in income of real estate partnership is due to a decrease in revenue associated with expansion of the existing grocery store anchor that commenced during the fourth quarter 2001. It is anticipated that upon completion, both occupancy and rental rates will increase.

The equity investment experienced a net unrealized loss of $0.6 million and a net unrealized gain of $0.2 million for the years ended December 31, 2002 and 2001, respectively. The unrealized loss of $0.6 million for the year ended December 31, 2002 was primarily due to renovations from the expansion of the existing grocery store anchor that have not been reflected yet in the market value of the property. The unrealized gain of $0.2 million for the twelve months ended December 31, 2001 was primarily due to the addition of a tenant that will provide a substantial amount of income to the center in rent and the addition of new space to house this tenant.

The retail portfolio located in Kansas City, KS and MO had an average occupancy of 90% at December 31, 2001, which decreased to 87% at December 31, 2002. As of December 31, 2002, all vacant spaces were being marketed.

Real Estate Investment Trusts

The Partnership's investment in REITS was liquidated at the end of the fourth quarter of 2001.

During the twelve months ended December 31, 2001, the Partnership's remaining investment in REITS recognized a realized loss of $0.2 million due to the sale of the Partnership's remaining investment in REITs.



                               24 - Real Property

Other

Other net investment income increased $0.1 million during the year of 2002 compared to the corresponding period in 2001. Other net investment income includes interest income from short-term investments, investment management fees, and expenses not related to property activities. The increase in 2002 is primarily due to an increase in interest income from short-term investments offset by a decrease in management fees due to the Partnership's liquidation of its entire investment in REIT shares.


2001 vs. 2000

The following table presents a year-to-date comparison of the Partnership's sources of net investment income and realized and unrealized gains or losses by investment type.


                                                 Twelve Months Ended December 31,
                                                     2001              2000
                                                 ------------      ------------
Net Investment Income:

Office properties                                $  4,766,035      $  5,356,934
Apartment complexes                                 3,735,912         3,446,245
Retail property                                     2,950,333         2,772,438
Industrial properties                                 545,003         1,257,146
Equity in income of real estate
  partnership                                         686,801           791,596
Dividend income from real
  estate investment trust                           2,157,647         1,744,611
Other (including interest income,
  Investment management fee, etc.)                 (2,491,425)       (1,730,853)
                                                 ------------      ------------
Total Net Investment Income                      $ 12,350,306      $ 13,638,117
                                                 ============      ============


Net Unrealized (Loss) Gain on
Real Estate Investments:

Office properties                                ($   777,380)     ($ 2,434,245)
Apartment complexes                                   415,417         2,717,915
Retail property                                       (94,504)         (264,300)
Industrial properties                              (2,105,641)         (935,721)
Interest in real estate properties                    226,024           140,614
Real estate investment trust                               --         2,618,815
                                                 ------------      ------------
                                                   (2,336,084)        1,843,078
                                                 ============      ============

Net Realized (Loss) Gain on
Real Estate Investments:

Office properties                                          --      $    186,920
Apartment complexes                                        --                --
Industrial properties                                      --                --
Interest in real estate properties                         --                --
Real estate investment trust                         (211,665)        2,457,024
                                                 ------------      ------------
                                                     (211,665)        2,643,944
                                                 ============      ============

Net Realized and Unrealized (Loss)
Gain on Real Estate Investments                  ($ 2,547,749)     $  4,487,022
                                                 ============      ============


                               25 - Real Property

The Partnership's net investment income for the twelve months ended December 31, 2001 was $12.4 million, a decrease of $1.3 million from the corresponding period in the prior year. This decrease was primarily due to the sale of an office property located in Morristown, NJ in the fourth quarter of 2000.

Equity in income of real estate partnership was $0.7 million for the twelve months of 2001, a decrease of $0.1 million, or 13.2%, from $0.8 million in the corresponding period in 2000. The decrease is primarily due to a temporary decrease in rental rates at the retail portfolio located in Kansas City, KS and MO when compared to the prior year.

Dividend income from real estate investment trusts amounted to approximately $2.2 million for the twelve months ended December 31, 2001, an increase of approximately $0.4 million, or 23.7%, from approximately $1.7 million in the corresponding period in 2000. This increase was primarily due to an increase in the amount invested in REIT stocks subsequent to the 3rd quarter 2000.

Interest on short-term investments decreased approximately $1.0 million or 76.9% for the twelve months ended December 31, 2001 due primarily to a significantly lower average cash balance compared to the corresponding period in 2000. Cash, cash equivalents, and marketable securities maintained during the twelve months ended December 31, 2001 averaged approximately $13.0 million when compared to the twelve months ended December 31, 2000 when the average was approximately $19.1 million.

Operating expenses increased $0.9 million, or 21.4%, in the twelve months of 2001 compared to the corresponding period in 2000. These increases were primarily due to the Partnership's acquisition of a controlling interest in the two investments discussed previously.

Interest expense increased $1.0 million, or 142.4%, in the twelve months of 2001 compared to the corresponding period in 2000. These increases were primarily due to the Partnership's assumption of a $9.0 million and a $10.3 million mortgage loan in conjunction with the acquisition of a controlling interest in the two investments discussed previously.

Minority interest in consolidated partnerships increased $0.1 million, or 1,256.4%, for the twelve months ended December 31, 2001. These increases were due to the Partnership's acquisition of a controlling interest in the two investments discussed previously.

Office Properties

Net investment income from property operations for the office sector decreased approximately $0.6 million, or 11.0%, for the twelve months ended December 31, 2001 when compared to the corresponding period in 2000. This was primarily due to the sale of the Morristown, NJ office center in October 2000.

The five office properties owned by the Partnership experienced a net unrealized loss of approximately $0.8 million during the twelve months of 2001. One of the Brentwood, TN properties experienced a net unrealized loss of approximately $0.7 million primarily due to the near-term expiration and expected move-out of the single tenant at the property in July 2002. The Beaverton, OR and the Lisle, IL office properties experienced a net unrealized loss of approximately $0.4 million and $0.2 million, respectively, primarily due to softening market conditions. Offsetting these unrealized losses was an unrealized gain of approximately $0.6 million at the office property located in Oakbrook Terrace, IL. This unrealized gain was attributable to the signing of two new leases, which brought the leased area from 55% to 79%.

The office properties owned by the Partnership experienced a net unrealized loss of approximately $2.4 million during 2000. During 2000, the Oakbrook Terrace, IL property decreased $1.6 million in value due to a lease termination associated with 45% of the space and weaker market conditions. One of the Brentwood, TN office properties also experienced a net unrealized loss of approximately $0.8 million primarily due to capital expenditures on the property that were not reflected as an increase in market value.

Occupancy at one of the Brentwood, TN office properties decreased from 95% at December 31, 2000 to 74% at December 31, 2001, while occupancy at the other Brentwood, TN location remained unchanged at 100%. Occupancy at the Lisle, IL office property increased from 88% at December 31, 2000 to 100% at December 31, 2001. Occupancy at the Beaverton, OR property remained unchanged at 100%. Occupancy at the Oakbrook Terrace, IL property decreased from 100% at December 31, 2000 to 79% at December 31, 2001. As of December 31, 2001 all vacant spaces were being marketed.


                               26 - Real Property

Apartment Complexes

Net investment income from property operations for the apartment sector was $3.7 million for the twelve months ended December 31, 2001, an increase of $0.3 million, or 8.4%, when compared to the corresponding period in 2000. This increase was primarily due to the acquisition of the controlling interest in the apartment complex portfolio located in Gresham and Salem, OR.

The apartment complexes owned by the Partnership experienced a net unrealized gain of $0.4 million for the twelve months ended December 31, 2001 compared to a net unrealized gain of $2.7 million for the twelve months ended December 31, 2000. The majority of the unrealized gain experienced in 2001 was primarily due to the Atlanta, GA apartment complex that experienced an increase in value of $0.9 million due to sub-metering of the apartments for water usage and lower real estate taxes than previously estimated. The apartment complex portfolio located in Gresham and Salem, OR also experienced an increase in value of $0.4 million due to the completion of capital improvements and the reduction of administrative expense estimates. Offsetting these unrealized gains was the apartment complex located in Raleigh, NC, which experienced a net unrealized loss of $0.5 million due to a decrease in occupancy. The apartment complex in Jacksonville, FL also experienced a decrease in value of $0.4 million due to higher replacement reserve expenses, higher operating expense projections, and slightly lower market rent estimates.

The apartment complexes owned by the Partnership experienced a net unrealized gain of $2.7 million in 2000. The largest share of the unrealized gain for 2000 or $1.7 million was experienced by the apartment complex located in Atlanta, GA primarily due to increases in rental rates, stabilized occupancy, and lower operating expense estimates. The apartment complex located in Raleigh, NC also experienced a net unrealized gain of $0.2 million due to increases in rental rates.

The occupancy at the Raleigh, NC complex decreased from 92% at December 31, 2000 to 82% at December 31, 2001. Occupancy at the Atlanta, GA complex decreased from 98% at December 31, 2000 to 83% at December 31, 2001. Occupancy at the apartment complex in Jacksonville, FL decreased from 91% at December 31, 2000 to 88% at December 31, 2001. Occupancy at the Gresham and Salem, OR apartment complexes averaged approximately 93% at December 31, 2001. As of December 31, 2001, all available vacant spaces were being marketed.

Retail Properties

Net investment income for the Partnership's retail properties located in Roswell, GA and Hampton, VA was approximately $3.0 million for the twelve months ended December 31, 2001 and approximately $2.8 million for the twelve months ended December 31, 2000. The increase is primarily due to the acquisition of the controlling interest in the 154,540 square foot retail center based in Hampton, VA.

The retail properties experienced a net unrealized loss of $0.1 million and a net unrealized loss of $0.3 million for the twelve months ended December 31, 2001 and 2000, respectively. The retail center located in Roswell, GA experienced a loss of $0.6 million for 2001 due to increased capital expenditures and a slight drop in occupancy. Offsetting this unrealized loss was an unrealized gain of $0.5 million resulting from the market value appraisal received on the newly acquired retail center located in Hampton, VA.

The unrealized loss experienced in 2000 was due to the Roswell, GA property due to lower income projections, coupled with capital expenditures that did not increase the market value of the property.

Occupancy at the shopping center located in Roswell, GA decreased from 97% at December 31, 2000 to 92% at December 31, 2001. The newly acquired retail center in Hampton, VA had an occupancy of 99% at December 31, 2001. As of December 31, 2001, all vacant spaces were being marketed.

Industrial Properties

Net investment income from property operations for the industrial properties decreased from $1.3 million for the twelve months ended December 31, 2000 to $0.5 million for the corresponding period ended December 31, 2001. The majority of these decreases were due to decreased occupancy at the properties located in Bolingbrook, IL and Salt Lake City, UT. Even though the Salt Lake City, UT location increased occupancy for the year, the new tenants did not move in until the end of the third quarter and there was significant vacancy at the Bolingbrook, IL facility for a portion of 2001.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $2.1 million for the twelve months ended December 31, 2001 compared to a net unrealized loss of approximately $0.9


                               27 - Real Property
million in 2000. The majority of the unrealized loss in 2001 was attributable to the Salt Lake City, UT industrial property. This loss of approximately $1.3 million was due to a decrease in market rents. The Bolingbrook, IL facility experienced a loss of $0.9 million due to a decrease in rental rates and softening market conditions.

The three industrial properties owned by the Partnership experienced a net unrealized loss of approximately $0.9 million in 2000. The majority of the decrease for 2000 was attributable to the Aurora, CO industrial property, which had a loss of approximately $0.7 million due to more conservative assumptions regarding rental rates, lease-up time and terminal capitalization rates used by the appraiser. In addition, capital expenditures were incurred at the property that were not reflected as an increase in market value. The industrial property located in Bolingbrook, IL experienced an unrealized loss of $0.4 million in 2000. This loss was due to the expiration of the single tenant lease with no replacement tenant being signed as of yet. The space was leased during the fourth quarter of 2000 on a temporary basis, and partially leased at the end of 2001 to a different temporary tenant.

The occupancy at the Bolingbrook, IL property decreased from 100% at December 31, 2000 to 98% at December 31, 2001. The occupancy at the Salt Lake City, Utah property increased from 34% at December 31, 2000 to 77% at December 30, 2001. The Aurora, CO property's occupancy rate remained unchanged at 75% at December 31, 2000 and 2001. As of December 31, 2001, all vacant spaces were being marketed.

Equity in Income of Real Estate Partnership

During the twelve months ended December 31, 2001, income from the investment located in Kansas City, KS and MO amounted to $0.7 million, a decrease of 13.2% from $0.8 million at December 31, 2000. The decrease is primarily due to a temporary decrease in rental rates.

The equity investment experienced a net unrealized gain of $0.2 million and $0.1 million for the twelve months ended December 31, 2001 and 2000, respectively. The unrealized gain of $0.2 million for the twelve months ended December 31, 2001 was primarily due to the addition of a tenant that will provide a substantial amount of income to the center in rent and the addition of new space to house this tenant.

The retail portfolio located in Kansas City, KS and MO had an average occupancy of 90% at December 31, 2001, which remained unchanged from December 31, 2000. As of December 31, 2001, all vacant spaces were being marketed.

Real Estate Investment Trusts

During the twelve months ended December 31, 2001, the Partnership's remaining investment in REITS recognized a realized loss of $0.2 million due to the sale of the Partnership's remaining investment in REITs. The Partnership recognized a net realized gain of $2.5 million in 2000 primarily due to the sale of the Partnership's remaining investment in Prologis REIT shares and sales of other REIT investments.

The Partnership recognized an unrealized gain of $2.6 million on investments in REITs for the twelve months ended December 31, 2000, which reflects changes in the market value of REIT shares held by the Partnership.

Other

Other net investment income decreased approximately $0.8 million during the twelve months ended December 31, 2001 when compared to the corresponding period in 2000. Other net investment income includes interest income from short-term investments, investment management fees, and expenses not related to property activities. The decreases discussed above were primarily due to interest income on short-term investments, which decreased primarily as a result of the Partnership maintaining a significantly lower cash balance when compared to the corresponding periods last year coupled with a decrease in interest rates.

Information Concerning Forward-Looking Statements

Certain statements contained in Management's Discussion and Analysis may be considered forward-looking statements. Words such as "expects", "believes", "anticipates", "intends", "plans", or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Partnership. There can be no assurance that future developments affecting the Partnership will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates or


                               28 - Real Property
expectations reflected in such forward-looking statements including without limitation, changes in general economic conditions, including the performance of financial markets and interest rates; market acceptance of new products and distribution channels; competitive, regulatory or tax changes that affect the cost or demand for the Partnership's products; and adverse litigation results. While the Partnership reassesses material trends and uncertainties affecting its financial position and results of operations, it does not intend to review or revise any particular forward-looking statement referenced in this Management's Discussion and Analysis in light of future events. Readers should consider the information referred to above when reviewing any forward-looking statements contained in this Management's Discussion and Analysis.


Inflation

The Partnership's leases with a majority of its commercial tenants provide for recoveries of expenses based upon the tenant's proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may reduce the Partnership's exposure to increases in operating costs resulting from inflation.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews critical estimates and assumptions. If management determines, as a result of its consideration of facts and circumstances that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the Consolidated Financial Statements may change significantly.

The following sections discuss critical accounting policies applied in preparing our financial statements that are most dependent on the application of estimates and assumptions.

Valuation of Investments

Real Estate Investments - The Partnership's investments in real estate are initially valued at their purchase price. Thereafter, real estate investments are reported at their estimated market values based upon appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of Prudential Investment Management is responsible to assure that the valuation process provides objective and accurate market value estimates.

The purpose of an appraisal is to estimate the market value of real estate as of a specific date. Market value has been defined as the most probable price for which the appraised real estate will sell in a competitive market under all conditions requisite for a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self interest, and assuming that neither is under undue duress.

Real estate partnerships are valued at the Partnership's equity in net assets as reflected in the partnership's financial statements with properties valued as described above.

As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate value of investments in real estate is fairly presented as of December 31, 2002 and 2001.

Investment in Real Estate Investment Trusts - Shares of real estate investment trusts (REITs) are generally valued at their quoted market price. These values may be adjusted for discounts relating to restrictions, if any, on the future sale of these shares, such as lockout periods or limitations on the number of shares which may be sold in a given time period. Any such discounts are determined by the Chief Real Estate Appraiser.

Other Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of



                               29 - Real Property
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


Interest Rate Risk. The Partnership's exposure to market rate risk for changes in interest rates relates to about 29.45% of its investment portfolio consisting primarily of short-term fixed rate commercial paper and fixed and variable interest rate debt. The Partnership does not use derivative financial instruments. By policy, the Partnership places its investments with high quality debt security issuers, limits the amount of credit exposure to any one issuer, limits duration by restricting the term, and holds investments to maturity except under rare circumstances.

The table below presents the amounts and related weighted interest rates of the Partnership's cash equivalents and short-term investments at December 31, 2002:

                                                         Estimated Market
                                    Maturity                   Value                         Average
                                                          (in $ millions)                 Interest Rate
                             ------------------------ ------------------------ -------------------------------------
      Cash equivalents             0-3 months                  $18.6                           1.15%

        Short-term                3-12 months                  $0                              N/A
       investments

The table below discloses the Partnership's fixed and variable rate debt as of December 31, 2002. Approximately $25.9 million of the Partnership's long-term debt bears interest at fixed rates and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents principal cash flows (in thousands) based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt. The interest rate on the variable rate debt is equal to the 6-month Treasury rate plus 1.565%. It is subject to a maximum of 11.345% and a minimum of 2.345%. The interest rate on the variable rate debt as of December 31, 2002 was 3.235%.

Debt (in $ thousands),                                                                                  Estimated
including current portion       2003     2004      2005        2006      2007   Thereafter     Total    Fair Value
-------------------------       ----     ----      ----        ----      ----   ----------     -----    ----------
Average Fixed Interest Rate     7.43%    7.46%     7.47%       7.16%     7.18%     6.75%       7.79%
Fixed Rate                      $671     $719     $  774     $ 8,477     $588     $14,626     $25,855     $26,851
Variable Rate                    231      242        250       9,121       --          --       9,844       9,589
                                ---------------------------------------------------------------------------------
Total Mortgage Loans Payable    $902     $961     $1,024     $17,598     $588     $14,626     $35,699     $36,440


The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in losses to the Partnership, which would adversely affect its operating results and liquidity.

                              FINANCIAL STATEMENTS

Following are financial statements and independent accountant's reports of the Real Property Account, as well as financial statements and independent accountant's reports of the Partnership.


                               30 - Real Property

                             FINANCIAL STATEMENTS OF
        PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENTS OF NET ASSETS

December 31, 2002 and 2001

                                                                                             2002           2001
                                                                                          ----------     ----------
ASSETS
   Investment in The Prudential Variable Contract
      Real Property Partnership ..........................................................$8,854,905     $8,747,935
                                                                                          ----------     ----------
   Net Assets ............................................................................$8,854,905     $8,747,935
                                                                                          ==========     ==========
NET ASSETS, representing:
   Equity of contract owners .............................................................$5,818,363     $5,921,597
   Equity of Pruco Life Insurance Company of New Jersey .................................. 3,036,542      2,826,338
                                                                                          ----------     ----------
                                                                                          $8,854,905     $8,747,935
                                                                                          ==========     ==========
Units outstanding ........................................................................ 4,041,054      4,017,093
                                                                                          ==========     ==========

STATEMENTS OF OPERATIONS
For the years ended December 31, 2002, 2001 and 2000

                                                                                              2002           2001           2000
                                                                                          -----------    -----------    -----------
INVESTMENT INCOME
Net investment income from Partnership operations .....................................   $   489,257    $   545,240    $   599,966
                                                                                          -----------    -----------    -----------
EXPENSES
Charges to contract owners for assuming mortality risk and
   expense risk and for administration  ...............................................        33,639         34,149         33,868
                                                                                          -----------    -----------    -----------
NET INVESTMENT INCOME .................................................................       455,618        511,091        566,098
                                                                                          -----------    -----------    -----------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
Net change in unrealized gain (loss) on investments in Partnership ....................      (400,009)       (99,669)        84,525
Realized gain (loss) on sale of investments in Partnership ............................        17,722         (9,345)       116,312
                                                                                          -----------    -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS ........................................................      (382,287)      (109,014)       200,837
                                                                                          -----------    -----------    -----------
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS ..........................................................   $    73,331    $   402,077    $   766,935
                                                                                          ===========    ===========    ===========

STATEMENTS OF CHANGES IN NET ASSETS For the years ended December 31, 2002,  2001 and 2000

                                                                                              2002           2001           2000
                                                                                          -----------    -----------    -----------
OPERATIONS
Net investment income .................................................................   $   455,618    $   511,091    $   566,098
Net change in unrealized gain (loss) on investments
   in Partnership .....................................................................      (400,009)       (99,669)        84,525
Net realized gain (loss) on sale of investments in Partnership ........................        17,722         (9,345)       116,312
                                                                                          -----------    -----------    -----------
NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS ..........................................................        73,331        402,077        766,935
                                                                                          -----------    -----------    -----------
CAPITAL TRANSACTIONS
Net withdrawals by contract owners  ...................................................      (139,939)      (233,080)      (483,241)
Net contributions (withdrawals) by
   Pruco Life Insurance Company of New Jersey .........................................       173,578       (609,906)      (169,001)
                                                                                          -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM CAPITAL TRANSACTIONS ................................................        33,639       (842,986)      (652,242)
                                                                                          -----------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS ...............................................       106,970       (440,909)       114,693
NET ASSETS
   Beginning of year ..................................................................     8,747,935      9,188,844      9,074,151
                                                                                          -----------    -----------    -----------
   End of year ........................................................................   $ 8,854,905    $ 8,747,935    $ 9,188,844
                                                                                          ===========    ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A2 THROUGH A6


                               A1 - Real Property

                      NOTES TO THE FINANCIAL STATEMENTS OF
        PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
                                DECEMBER 31, 2002

NOTE 1: GENERAL

Pruco Life of New Jersey Variable Contract Real Property Account ("Real Property Account") was established on October 30, 1987 by resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), as a separate investment account pursuant to New Jersey law. The assets of the Real Property Account are segregated from Pruco Life of New Jersey's other assets. The Real Property account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey. These products are Appreciable Life ("VAL"), Variable Life ("VLI"), Discovery Plus ("SPVA"), and Discovery Life Plus ("SPVL").

The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the "Partnership"). The Partnership is organized under New Jersey law and is registered under the Securities Act of 1933. The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and annuity contracts. The Real Property Account, along with the Pruco Life Variable Contract Real Property Account and The Prudential Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the financial statements of the Partnership.

The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

B. INVESTMENT IN PARTNERSHIP INTEREST

The investment in the Partnership is based on the Real Property Account's proportionate interest of the Partnership's market value. At December 31, 2002 and 2001 the Real Property Account's interest in the Partnership was 4.8% or 367,199 shares and 4.4% or 367,199 shares respectively.

C. INCOME RECOGNITION

Net  investment  income  and  realized  and  unrealized  gains  and  losses  are
recognized   daily.   Amounts  are  based  upon  the  Real  Property   Account's
proportionate interest in the Partnership.

D. EQUITY OF PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Pruco Life of New Jersey maintains a position in the Real Property Account for property acquisitions and capital expenditure funding needs. The position is also utilized for liquidity purposes including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not have an effect on the contract owner's account or the related unit value.

NOTE 3: INVESTMENT INFORMATION FOR THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

The number of shares (rounded) held by the Real Property Account in the Partnership and the Partnership net asset value per share (rounded) at December 31, 2002 and 2001 were as follows:

                                          DECEMBER 31, 2002   DECEMBER 31, 2001
                                          -----------------   -----------------
NUMBER OF SHARES (ROUNDED):                    367,199             367,199
NET ASSET VALUE PER SHARE (ROUNDED):            $24.11              $23.82


                               A2 - Real Property

NOTE 4: CHARGES AND EXPENSES

A. MORTALITY RISK AND EXPENSE RISK CHARGES

Mortality risk and expense risk charges are determined daily using an effective annual rate of 0.6%, 0.35%, 0.9% and 0.9% for VAL, VLI, SPVA, SPVL, respectively. Mortality risk is that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey.

B. ADMINISTRATIVE CHARGES

Administrative charges are determined daily using an effective annual rate of 0.35% applied daily against the net assets representing equity of contract owners held in each subaccount for SPVA and SPVL. Administrative charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners.

C. COST OF INSURANCE AND OTHER RELATED CHARGES

Contract owner contributions are subject to certain deductions prior to being invested in the Real Property Account. The deductions for VAL and VLI are (1) state premium taxes; (2) sales charges which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract and (3) transaction costs, applicable to VAL, are deducted from each premium payment to cover premium collection and processing costs. Contracts are also subject to monthly charges for the costs of administering the contract to compensate Pruco Life of New Jersey for the guaranteed minimum death benefit risk.

D. DEFERRED SALES CHARGE

Subsequent to a contract owner redemption, a deferred sales charge is imposed upon surrenders of certain variable life insurance contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued. No sales charge will be imposed after the sixth and tenth year of the contract for SPVL and VAL, respectively. No sales charge will be imposed on death benefits.

E. PARTIAL WITHDRAWAL CHARGE

A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value for VAL. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract.

NOTE 5: TAXES

Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Real Property Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Real Property Account. As such, no provision for the tax liability has been recorded in these financial statements.


                               A3 - Real Property

NOTE 6: NET WITHDRAWALS BY CONTRACT OWNERS

Contract owner activity for the real estate investment option in Pruco Life of New Jersey's variable insurance and variable annuity products for the years ended December 31, 2002, 2001 and 2000 were as follows:

2002:
-----

                                                                  VAL           VLI            SPVA          SPVL           TOTAL
                                                               ---------      ---------      ---------     ---------      ---------
Contract Owner Net Payments: .............................     $ 342,282      $  62,548      $       0     $       9      $ 404,839
Policy Loans: ............................................      (134,116)       (11,582)             0        (1,524)      (147,222)
Policy Loan Repayments and Interest: .....................       130,162          9,722              0         1,741        141,625
Surrenders, Withdrawals,
  and Death Benefits: ....................................      (237,764)       (32,072)             0          (112)      (269,948)
Net Transfers To Other Subaccounts
  or Fixed Rate Option: ..................................       (26,640)        14,945              0        (4,840)       (16,535)
Administrative and Other Charges: ........................      (218,522)       (33,382)             0          (794)      (252,698)
                                                               ---------      ---------      ---------     ---------      ---------
NET WITHDRAWALS BY CONTRACT OWNERS .......................     $(144,598)     $  10,179      $       0     $  (5,520)     $(139,939)
                                                               =========      =========      =========     =========      =========

2001:
-----

                                                          VAL              VLI             SPVA            SPVL              TOTAL
                                                       ---------        ---------        ---------       ---------        ---------
Contract Owner Net Payments: ...................       $ 336,090        $  66,216        $       0       $     (91)       $ 402,215
Policy Loans: ..................................        (134,830)         (10,374)               0          (3,283)        (148,487)
Policy Loan Repayments and Interest: ...........         133,164           11,187                0           1,484          145,835
Surrenders, Withdrawals,
  and Death Benefits: ..........................        (241,766)         (46,572)               0         (24,418)        (312,756)
Net Transfers To Other Subaccounts
  or Fixed Rate Option: ........................         (69,664)             157                0               0          (69,507)
Administrative and Other Charges: ..............        (217,519)         (32,032)               0            (829)        (250,380)
                                                       ---------        ---------        ---------       ---------        ---------
NET WITHDRAWALS BY CONTRACT OWNERS .............       $(194,525)       $ (11,418)       $       0       $ (27,137)       $(233,080)
                                                       =========        =========        =========       =========        =========

2000:
-----

                                                                     VAL           VLI          SPVA          SPVL          TOTAL
                                                                  ---------     ---------     ---------     ---------     ---------
Contract Owner Net Payments: .................................    $ 319,329     $  68,139     $       0     $     (61)    $ 387,407
Policy Loans: ................................................     (180,080)       (9,363)            0          (954)     (190,397)
Policy Loan Repayments and Interest: .........................      127,498         8,381             0        18,138       154,017
Surrenders, Withdrawals,
  and Death Benefits: ........................................     (208,054)      (55,549)      (46,248)            0      (309,851)
Net Transfers To Other Subaccounts
  or Fixed Rate Option: ......................................     (258,262)      (13,477)            0       (11,479)     (283,218)
Administrative and Other Charges: ............................     (212,166)      (28,176)          (15)         (842)     (241,199)
                                                                  ---------     ---------     ---------     ---------     ---------
NET WITHDRAWALS BY CONTRACT OWNERS ...........................    $(411,735)    $ (30,045)    $ (46,263)    $   4,802     $(483,241)
                                                                  =========     =========     =========     =========     =========


                               A4 - Real Property

NOTE 7: UNIT ACTIVITY

Transactions in units for the years ended December 31, 2002, 2001 and 2000 were as follows:

2002:
-----

                                                                            VAL        VLI        SPVA        SPVL
                                                                         --------   --------     -------     -------
Company Contributions:       158,361   Contract Owner Contributions:      211,561      38,915          0       5,731
Company Redemptions:         (69,438)  Contract Owner Redemptions:       (278,286)    (34,428)        (2)     (8,453)

2001:
-----

                                                                            VAL        VLI        SPVA        SPVL
                                                                         --------   --------     -------     -------
Company Contributions:       200,991   Contract Owner Contributions:      216,764      35,917          0         755
Company Redemptions:        (471,389)  Contract Owner Redemptions:       (307,592)    (41,111)         0     (14,895)

2000:
-----

                                                                            VAL        VLI        SPVA        SPVL
                                                                         --------   --------     -------     -------
Company Contributions:       333,606   Contract Owner Contributions:      208,532      34,992          7       9,433
Company Redemptions:        (397,027)  Contract Owner Redemptions:       (416,718)    (49,516)   (25,342)     (7,015)

NOTE 8: PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the Partnership for the years ended December 31, 2002, 2001, and 2000 were as follows:

             DECEMBER 31, 2002      DECEMBER 31, 2001     DECEMBER 31, 2000
              ----------------       ----------------      ----------------
PURCHASES:          $ 0                 $       0             $        0
SALES:              $ 0                 $(877,136)            $(686,110)

NOTE 9: FINANCIAL HIGHLIGHTS

Pruco Life Insurance Company of New Jersey (the "Company") sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following tables were developed by determining which products offered by Pruco Life of New Jersey have the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in Note 1. The tables reflect contract owner units only.

                    AT DECEMBER 31, 2002                              FOR THE YEAR ENDED DECEMBER 31, 2002
      -----------------------------------------------         -----------------------------------------------------
        UNITS          UNIT VALUE          NET ASSETS           INVESTMENT     EXPENSE RATIO **    TOTAL RETURN ***
       (000'S)       LOWEST- HIGHEST         (000'S)          INCOME RATIO *    LOWEST-HIGHEST      LOWEST-HIGHEST
      ---------      ---------------       ----------         ---------------   ---------------    ----------------
        2,647     $1.97263 to $2.27966       $5,818                5.59%        0.35% to 1.25%      -0.03% to 0.87%

                    AT DECEMBER 31, 2001                              FOR THE YEAR ENDED DECEMBER 31, 2001
      -----------------------------------------------         -----------------------------------------------------
        UNITS          UNIT VALUE          NET ASSETS           INVESTMENT     EXPENSE RATIO **    TOTAL RETURN ***
       (000'S)       LOWEST- HIGHEST         (000'S)          INCOME RATIO *    LOWEST-HIGHEST      LOWEST-HIGHEST
      ---------      ---------------       ----------         ---------------   ---------------    ----------------
        2,712     $1.97316 to $2.26011       $5,922                5.89%        0.35% to 1.25%      3.50% to 4.42%

The tables above reflect information for units held by contract owners. Pruco Life of New Jersey also maintains a position in the Real Property Account, to provide for property acquisitions and capital expenditure funding needs. Pruco Life of New Jersey held 1,393,587 and 1,304,664 units representing $3,036,542 and $2,826,338 of net assets as of December 31, 2002 and 2001, respectively. Charges for mortality risk, expense risk and administrative expenses are used to purchase additional units in the account resulting in no impact to Pruco Life of New Jersey net assets. The total return of the Pruco Life of New Jersey units was 1.22% to 1.22% and 4.75% to 4.77% for the year ended December 31, 2002 and 2001, respectively.

* This amount represents the proportionate share of the net investment income from the underlying Partnership divided by the total average assets of the Account. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values.


                               A5 - Real Property

** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

NOTE 10: RELATED PARTY FOOTNOTE

Prudential and its affiliates perform various services on behalf of the Partnership in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.


                               A6 - Real Property

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of the
Pruco Life of New Jersey Variable Contract Real Property Account and the Board of Directors of Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Pruco Life of New Jersey Variable Contract Real Property Account at December 31, 2002 and 2001, and the results of its operations and the changes in its net assets for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares at December 31, 2002 with The Prudential Variable Contract Real Property Partnership, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York

March 25, 2003


                               A7 - Real Property

                                      INDEX

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
                              FINANCIAL STATEMENTS




Consolidated  Statements of Assets and  Liabilities -
December 31, 2002 and 2001                                  B1

Consolidated Statements of Operations -
Years Ended December 31, 2002, 2001 and 2000                B2

Consolidated Statements of Changes in Net Assets -
Years Ended December 31, 2002, 2001 and 2000                B3

Consolidated Statements of Cash Flows -
Years Ended December 31, 2002, 2001 and 2000                B4

Schedule of Investments - December 31, 2002 and 2001        B5

Notes to Financial Statements                               B6

Report of Independent Accountants                           B12








                             INDEX - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------
                                                                                       2002              2001
                                                                                   ------------      ------------
ASSETS
REAL ESTATE INVESTMENTS-- At estimated market value:
   Real estate and improvements (cost: 12/31/2002-- $215,592,277;
      12/31/2001-- $212,044,159)................................................   $196,631,183      $197,970,877
   Real estate partnership (cost: 12/31/2002-- $9,931,394;
      12/31/2001-- $7,026,540)..................................................      8,978,324         6,712,308
                                                                                   ------------      ------------
      Total real estate investments.............................................    205,609,507       204,683,185
CASH AND CASH EQUIVALENTS.......................................................     18,591,149        26,615,645
DIVIDEND RECEIVABLE.............................................................             --            28,455
OTHER ASSETS (net of allowance for uncollectible accounts: 12/31/2002-- $69,000;
   12/31/2001-- $107,000).......................................................       5,519,457         3,267,367
                                                                                    ------------      ------------
      Total assets..............................................................    $229,720,113      $234,594,652
                                                                                    ============      ============
LIABILITIES
MORTGAGE LOANS PAYABLE..........................................................     35,699,108        28,994,521
ACCOUNTS PAYABLE AND ACCRUED EXPENSES...........................................      3,092,098         3,469,242
DUE TO AFFILIATES...............................................................        907,503           896,134
OTHER LIABILITIES...............................................................        911,245           972,410
MINORITY INTEREST...............................................................      4,756,653         2,111,709
                                                                                   ------------      ------------
      Total liabilities.........................................................     45,366,607        36,444,016
                                                                                   ------------      ------------
COMMITMENTS AND CONTINGENCIES
PARTNERS' EQUITY................................................................    184,353,506       198,150,636
                                                                                   ------------      ------------
      Total liabilities and partners' equity....................................   $229,720,113      $234,594,652
                                                                                   ============      ============
NUMBER OF SHARES OUTSTANDING AT END OF PERIOD...................................      7,644,848         8,317,470
                                                                                   ============      ============
SHARE VALUE AT END OF PERIOD....................................................         $24.11            $23.82
                                                                                   ============      ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.






                                    B1 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------
                                                                          2002              2001              2000
                                                                       -----------       -----------      ------------
INVESTMENT INCOME:
  Revenue from real estate and improvements.....................       $26,345,500       $24,339,631      $ 22,570,851
  Equity in income of real estate partnership...................           276,209           686,801           791,596
  Dividend income...............................................                --         2,157,647         1,744,611
  Interest on short-term investments............................           455,339           296,514         1,280,880
                                                                       -----------       -----------      ------------
    Total investment income.....................................        27,077,048        27,480,593        26,387,938
                                                                       -----------       -----------      ------------
INVESTMENT EXPENSES:
  Operating.....................................................         5,261,674         5,328,004         4,390,001
  Investment management fee.....................................         2,486,639         2,694,130         2,705,589
  Real estate taxes.............................................         2,824,719         2,652,956         2,498,065
  Administrative................................................         3,345,192         2,518,644         2,411,390
  Interest expense..............................................         1,989,473         1,776,701           732,991
Minority interest...............................................           305,308           159,852            11,785
                                                                       -----------       -----------      ------------
    Total investment expenses...................................        16,213,005        15,130,287        12,749,821
                                                                       -----------       -----------      ------------
NET INVESTMENT INCOME...........................................        10,864,043        12,350,306        13,638,117
                                                                       -----------       -----------      ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON REAL ESTATE
  INVESTMENTS:
  Net proceeds from real estate investments sold................         6,282,075        53,417,000        46,617,017
  Less: Cost of real estate investments sold....................         9,101,381        50,300,836        55,269,357
    Realization of prior years' unrealized
      (loss) gain on real estate investments sold...............        (3,212,838)        3,327,829       (11,296,284)
                                                                       -----------       -----------      ------------
  Net gain (loss) realized on real estate
    investments sold............................................           393,532          (211,665)        2,643,944
                                                                       -----------       -----------      ------------
  Change in unrealized (loss) gain on real estate investments...        (8,739,488)       (2,311,404)        2,297,429
  Less: Minority interest in unrealized gain on real estate
    investments ................................................           171,707            24,680           454,351
                                                                       -----------       -----------      ------------
Net unrealized (loss) gain on real estate investments...........        (8,911,195)       (2,336,084)        1,843,078
                                                                       -----------       -----------      ------------
NET REALIZED AND UNREALIZED (LOSS) GAIN
  ON REAL ESTATE INVESTMENTS....................................        (8,517,663)       (2,547,749)        4,487,022
                                                                       -----------       -----------      ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............       $ 2,346,380       $ 9,802,557      $ 18,125,139
                                                                       ===========       ===========      ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.






                                      B2 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------------
                                                                          2002                2001              2000
                                                                        ------------      ------------      ------------
NET INCREASE IN NET ASSETS RESULTING
  FROM OPERATIONS:
  Net investment income.........................................         $10,864,043       $12,350,306       $13,638,117
  Net gain (loss) realized on real estate investments sold......             393,532          (211,665)        2,643,944
  Net unrealized (loss) gain from real estate investments.......          (8,911,195)       (2,336,084)        1,843,078
                                                                        ------------      ------------      ------------
    Net increase in net assets resulting from operations........           2,346,380         9,802,557        18,125,139
                                                                        ------------      ------------      ------------
NET DECREASE IN NET ASSETS RESULTING
  FROM CAPITAL TRANSACTIONS:
Withdrawals by partners
  (2002 -- 672,622; 2001 -- 758,443; and
    2000-- 1,003,008 shares, respectively)......................         (16,143,510)      (18,000,000)      (22,000,000)
                                                                        ------------      ------------      ------------
      Net decrease in net assets resulting from
        capital transactions....................................         (16,143,510)      (18,000,000)      (22,000,000)
                                                                        ------------      ------------      ------------
NET DECREASE IN NET ASSETS......................................         (13,797,130)       (8,197,443)       (3,874,861)
NET ASSETS-- Beginning of year..................................         198,150,636       206,348,079       210,222,940
                                                                        ------------      ------------      ------------
NET ASSETS-- End of year........................................        $184,353,506      $198,150,636      $206,348,079
                                                                        ============      ============      ============

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                      B3 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------
                                                                          2002              2001              2000
                                                                      ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets resulting from operations................  $  2,346,380       $ 9,802,557      $ 18,125,139
Adjustments to reconcile net increase in net assets
  resulting from operations to net cash from operating activities:
    Net realized and unrealized loss (gain) on real estate
      investments                                                        8,517,663         2,547,749        (4,487,022)
    Equity in income of real estate partnership's
      operations in excess of distributions.........................       (53,459)         (686,801)         (791,596)
    Minority interest in operating activities.......................       305,308           159,852            11,785
    Bad debt expense................................................       184,242           108,358            96,785
    Decrease (increase) in:
      Dividend receivable...........................................        20,802           213,886          (110,799)
      Other assets..................................................    (2,436,336)         (449,444)         (169,489)
    Decrease (increase) in:
      Accounts payable and accrued expenses.........................      (377,144)          951,424          (449,796)
      Due to affiliates.............................................        11,369             8,700            17,957
      Other liabilities.............................................       (61,165)          303,201           143,316
                                                                      ------------      ------------      ------------
Net cash flows from operating activities............................     8,457,660        12,959,482        12,386,280
                                                                      ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net proceeds from real estate investments sold..................     6,282,075        53,417,000        46,617,017
    Acquisition of real estate......................................    (2,610,723)      (14,582,383)               --
    Acquisition of real estate partnership..........................            --                --                --
    Acquisition of real estate investment trust.....................            --       (18,403,928)      (34,157,332)
    Improvements and additional costs on prior purchases:
      Additions to real estate......................................    (2,629,708)       (4,373,073)       (4,215,157)
      Additions to real estate partnership..........................    (2,851,395)         (353,956)           (7,060)
    Sale (purchase) of marketable securities, net...................            --         4,916,494        (2,119,486)
                                                                      ------------      ------------      ------------
    Net cash flows from investing activities........................    (1,809,751)       20,620,154         6,117,982
                                                                      ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Withdrawals by partners.........................................   (16,143,510)      (18,000,000)      (22,000,000)
    Principal payments on mortgage loans payable....................      (696,828)         (437,588)          (92,307)
    Distributions to minority interest partners.....................      (100,528)               --                --
    Contributions from minority interest partners...................     2,268,461           929,776           159,197
                                                                      ------------      ------------      ------------
Net cash flows from financing activities............................   (14,672,405)      (17,507,812)      (21,933,110)
                                                                      ------------      ------------      ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS.............................    (8,024,496)       16,071,824        (3,428,848)

CASH AND CASH EQUIVALENTS-- Beginning of year.......................    26,615,645        10,543,821        13,972,669
                                                                      ------------      ------------      ------------

CASH AND CASH EQUIVALENTS-- End of year.............................  $ 18,591,149      $ 26,615,645      $ 10,543,821
                                                                      ============      ============      ============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.










                                      B4 - Real Property

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                             SCHEDULE OF INVESTMENTS

                                                            DECEMBER 31, 2002                 DECEMBER 31, 2001
                                                     -----------------------------      ------------------------------
                                                                         ESTIMATED                          ESTIMATED
                                                                          MARKET                             MARKET
                                                         COST              VALUE             COST             VALUE
                                                     -----------------------------      ------------------------------
REAL ESTATE AND IMPROVEMENTS--
   PERCENTAGE OF NET ASSETS......................                            106.7%                               99.9%

Location                Description
----------------------------------------------------------------------------------------------------------------------
Lisle, IL               Office Building..........     $22,857,236      $13,854,988       $22,561,428       $14,193,539
Atlanta, GA             Garden Apartments........      15,715,772       17,523,063        15,696,606        18,752,139
Roswell, GA             Retail Shopping Center ..      32,895,282       24,903,969        32,878,304        26,625,833
Bolingbrook, IL         Warehouse................              --               --         9,039,620         5,826,782
Raleigh, NC             Garden Apartments .......      15,943,836       17,502,998        15,940,839        16,808,160
Brentwood, TN           Office Building..........      10,320,613        9,651,831         9,977,669        10,629,012
Oakbrook Terrace, IL    Office Building..........      14,205,396       11,213,142        14,015,481        14,359,009
Beaverton, OR           Office Building..........      11,890,209       10,800,005        11,989,204        10,988,123
Salt Lake City, UT      Industrial Building......       6,599,482        5,202,646         6,568,107         5,487,490
Aurora, CO              Industrial Building......      10,294,784       10,557,058        10,131,517         9,900,000
Brentwood, TN           Office Building..........       9,826,195        7,709,345         9,612,024         8,900,790
*  Jacksonville, FL     Garden Apartments........      19,745,855       19,800,000        19,711,225        20,400,000
*  Gresham/Salem, OR    Garden Apartments........      18,838,570       18,600,000        18,815,082        19,100,000
*  Hampton, VA          Retail Shopping Center...      16,446,909       19,300,000        15,107,053        16,000,000
*  Ocean City, MD       Retail Shopping Center...      10,012,138       10,012,138                --                --
                                                     --- --------     ------------      ------------      ------------
                                                     $215,592,277     $196,631,183      $212,044,159      $197,970,877
                                                     ============     ============      ============      ============
REAL ESTATE PARTNERSHIP--
   PERCENTAGE OF NET ASSETS......................                              4.9%                                3.4%

Location                Description
----------------------------------------------------------------------------------------------------------------------
Kansas City, KS; MO     Retail Shopping Centers .    $  9,931,394     $  8,978,324      $  7,026,540      $  6,712,308
                                                     =================================================================

*Real estate partnerships accounted for by the consolidation method.

                                                                                 DECEMBER 31, 2002          DECEMBER 31, 2001
                                                                              ------------------------   -----------------------
                                                                                            ESTIMATED                 ESTIMATED
                                                                 FACE AMOUNT     COST      MARKET VALUE    COST      MARKET VALUE
                                                                -----------   -----------  ------------ -----------  ------------
CASH AND CASH EQUIVALENTS--PERCENTAGE OF NET ASSETS..........                                     10.1%                     13.4%
Federal National Mortgage Assoc., 1.00%, January 02, 2003....   $ 6,928,000   $ 6,927,615  $ 6,927,615  $        --  $        --
Federal National Mortgage Assoc., 1.27%, January 17, 2003....     1,218,000     1,217,055    1,217,055           --           --
Federal Home Loan Mortgage Corp., 1.27%, January 21, 2003....     3,461,000     3,457,581    3,457,581           --           --
Federal National Mortgage Assoc., 1.27%, January 21, 2003....     1,288,000     1,286,819    1,286,819           --           --
Federal National Mortgage Assoc., 1.22%, February 10, 2003...     1,000,000       998,611      998,611           --           --
Federal National Mortgage Assoc., 1.22%, February 13, 2003...     2,070,000     2,066,913    2,066,913           --           --
Federal Farm Credit Banks, 1.22%, February 14, 2003..........     1,870,000     1,867,148    1,867,148           --           --
Federal Home Loan Mortgage 1.51%, January 2, 2002............    25,334,000            --           --   25,331,875   25,331,875
                                                                -----------   -----------  -----------   ----------  -----------
TOTAL CASH EQUIVALENTS.......................................    17,835,000    17,821,742   17,821,742   25,331,875   25,331,875
CASH  .......................................................       769,407       769,407      769,407    1,283,770    1,283,770
                                                                -----------   -----------  ----------   -----------  -----------
TOTAL CASH AND CASH EQUIVALENTS...............................  $18,604,407   $18,591,149  $18,591,149  $26,615,645  $26,615,645
                                                                ===========   ===========  ==========   ===========  ===========







              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                      B5 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                FOR YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

NOTE 1: ORGANIZATION


On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the "Partnership"), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America ("Prudential"), Pruco Life Insurance Company ("Pruco Life"), and Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The Partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey.

The Partnership's policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

The estimated market value of the Partnership's shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated market value of its assets, principally as described in Notes 2A and 2B below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2A and 2B below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.

Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the "Real Property Accounts") and may be purchased and sold at the then current share value of the Partnership's net assets. Share value is calculated by dividing the estimated market value of net assets of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.

Prudential Real Estate Investors ("PREI") is part of the Prudential Investment Management unit ("PIM") and is a division of Prudential Investment Management, Inc., a subsidiary of Prudential Financial Inc. PREI provides investment advisory services to the Partnership's Partners pursuant to the terms of the Advisory Agreement as described in Note 9.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      A: BASIS OF PRESENTATION--The accompanying consolidated financial statements are presented on the accrual basis of accounting. It is the Partnership's policy to consolidate those real estate partnerships in which it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in the consolidation.

      B: REAL ESTATE INVESTMENTS--The Partnership's investments in real estate are initially valued at their purchase price. Thereafter, real estate investments are reported at their estimated market values based upon appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM is responsible to assure that the valuation process provides objective and accurate market value estimates. American Appraisal Associates (the "Appraisal Management Firm"), an entity not affiliated with PIM, has been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the objectivity and accuracy of the appraisal process.

          Real estate partnerships are valued at the Partnership's equity in net assets as reflected in the partnership's financial statements with properties valued as described above.


                                      B6 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                FOR YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

          As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate value of investments in real estate is fairly presented as of December 31, 2002, 2001, and 2000.

      C: REVENUE RECOGNITION--Revenue from real estate is earned in accordance with the terms of the respective leases. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate is stated at estimated market value, net income is not reduced by depreciation or amortization expense.

      D: EQUITY IN INCOME OF REAL ESTATE PARTNERSHIP--Equity in income from real estate partnership operations represents the Partnership's share of the current year's partnership income as provided for under the terms of the partnership agreements. As is the case with wholly-owned real estate, partnership net income is not reduced by depreciation or amortization expense. Frequency of distribution of income is determined by formal agreements or by the executive committee of the partnership.

      E: MORTGAGE LOANS PAYABLE--Mortgage loans payable are stated at the principal amount of the obligation outstanding

      F: CASH AND CASH EQUIVALENTS--For purposes of the Consolidated Statements of Cash Flows, all short-term investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents consist of investments in the Prudential Investment Liquidity Pool offered and managed by an affiliate of Prudential Financial Inc. and are accounted for at market value.

      G: OTHER ASSETS--Cash of $237,732 and $160,635 at December 31, 2002 and 2001, respectively, was maintained by the properties for tenant security deposits and is included in Other Assets on the Consolidated Statements of Assets and Liabilities.

      H:  MARKETABLE   SECURITIES--Marketable   securities   are  highly  liquid
          investments with maturities of more than three months when purchased and are carried at estimated market value.

      I: FEDERAL INCOME TAXES--The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

      J: MANAGEMENT'S USE OF ESTIMATES IN THE FINANCIAL STATEMENTS--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                      B7 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                FOR YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

      K.  NEW   ACCOUNTING   PRONOUNCEMENTS--In   August  2001,   the  Financial
          Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." After careful consideration the Partnership has concluded that SFAS No. 144 does not apply to companies that follow the AICPA Audit and Accounting Guide, "Audits of Investment Companies."

          In April 2002, the FASB issued SFAS No. 145, which rescinded Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Partnership will adopt SFAS No. 145 on January 1, 2003. The adoption of this statement is not expected to have a material effect on the consolidated financial statements of the Prudential Variable Contract Real Property Partnership.

          FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46") was issued in January 2003. FIN 46 applies immediately to variable interest entities created or for which an interest is acquired after January 31, 2003. For all interests in variable interest entities acquired before February 1, 2003, FIN 46 goes into effect for periods beginning after June 15, 2003. The Partnership is evaluating the extent to which our equity investment may need to be consolidated as a result of this Interpretation. The Partnership's exposure to losses associated with this equity joint venture is limited to its carrying value in this investment.

NOTE 3: DISCLOSURE OF SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITY

Cash paid for interest during the years ended December 31, 2002, 2001, and 2000 was $1,989,473, $1,776,701, and $732,991, respectively.

During the fourth quarter 2002, in conjunction with the acquisition of a real estate investment, the Partnership assumed mortgage loan financing of $7.4 million.

During the first and second quarters of 2001, in conjunction with the acquisition of two real estate investments, the Partnership assumed mortgage loan financing of $9.0 million and $10.3 million, respectively.

NOTE 4: REAL ESTATE PARTNERSHIP

Real estate partnership is valued at the Partnership's equity in net assets as reflected by the partnership's financial statements with properties valued as indicated in Note 2B above. The partnership's combined financial position at December 31, 2002 and 2001, and results of operations for the years ended December 31, 2002, 2001, and 2000 are summarized as follows:

                                                         DECEMBER 31,
                                                     2002              2001
                                                 -----------       -----------
Partnership Assets and Liabilities
   Real Estate at estimated market value.......  $31,300,000       $28,300,000
   Other Assets................................    1,643,304         1,877,122
                                                 -----------       -----------
   Total Assets................................   32,943,304        30,177,122
                                                 -----------       -----------
   Mortgage loans payable......................   20,389,498        20,648,892
   Other Liabilities...........................      362,837           918,664
                                                 -----------       -----------
   Total Liabilities...........................   20,752,335        21,567,556
                                                 -----------       -----------
   Net Assets..................................  $12,190,969       $ 8,609,566
                                                 ===========       ===========
Partnership's Share of Net Assets..............  $ 8,978,324       $ 6,712,308
                                                 ===========       ===========



                                      B8 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

                FOR YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

                                                                  YEAR ENDED DECEMBER 31,
                                                            2002          2001         2000
                                                         ----------    ----------    ----------
Partnership Operations
   Rental Revenue......................................  $4,170,038    $4,497,459    $4,223,801
   Real Estate Expenses and Taxes......................   3,717,425     3,536,948     3,292,500
                                                         ----------    ----------    ----------
   Net Investment Income...............................    $452,613      $960,511      $931,301
                                                         ==========    ==========    ==========
Partnership's Share of Net Investment Income...........    $276,209      $686,801      $791,596
                                                         ==========    ==========    ==========

NOTE 5: MORTGAGE LOANS PAYABLE:

Debt includes mortgage loans payable as summarized below:

                                                    PARTNERSHIP DEBT           PARTNERSHIP DEBT
                                                     AS OF 12/31/02             AS OF 12/31/01          AS OF 12/31/02
                                                --------------------------  -------------------------  -----------------
                                                             PARTNERSHIP'S               PARTNERSHIP'S
                                                  100% LOAN    SHARE OF      100% LOAN     SHARE OF    INTEREST MATURITY
                                                   BALANCE   LOAN BALANCE*    BALANCE    LOAN BALANCE*   RATE**   DATE
                                                -----------  -----------    -----------  ------------  --------  ------
MORTGAGES OF WHOLLY OWNED PROPERTIES & CONSOLIDATED PARTNERSHIPS
Jacksonville, FL                                $ 9,844,318  $ 9,527,331    $ 9,996,863   $ 9,293,084   3.24%***  2006
Gresham/Salem, OR                                 8,657,061    8,657,061      8,863,334     8,493,733   7.97%     2006
Hampton, VA                                       9,804,475    7,782,793     10,134,324     8,709,438   6.75%     2018
Ocean City, MD                                    7,393,254    3,165,791             --            --   7.24%     2008
----------------------------------------------------------------------------------------------------------------------
Total                                           $35,699,108  $29,132,976    $28,994,521   $26,496,255

MORTGAGE LOANS ON EQUITY PARTNERSHIP
Kansas City, MO - Ten Quivira                   $ 6,864,726  $ 5,055,871    $ 6,946,631   $ 5,121,057   8.16%     2007
Kansas City, MO - Ten Quivira Parcel                987,524      727,311        999,306       736,688   8.16%     2007
Kansas City, MO - Cherokee Hill                   3,172,260    2,336,369      3,212,174     2,368,015   7.79%     2007
Kansas City, KS - Devonshire                      2,200,342    1,620,552      2,226,609     1,641,456   8.16%     2007
Kansas City, MO - Willow Creek                    1,306,619      962,325      1,336,251       985,084   8.63%     2005
Kansas City, MO - Brywood Center                  5,858,028    4,314,437      5,927,921     4,370,064   8.16%     2007
----------------------------------------------------------------------------------------------------------------------
Total                                           $20,389,498  $15,016,865    $20,648,892   $15,222,363

Total Mortgage Loans Payable                                 $44,149,841                  $41,718,618   6.22%

* Represents the Partnership's interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the partnership were liquidated at December 31, 2002 or 2001. It does not represent the Partnership's legal obligation.

** The Partnership's weighted average interest rate at December 31, 2002 and 2001 were 6.42% and 7.28%, respectively. The weighted average interest rates were calculated using the Partnership's annualized interest expense for each loan (derived using the same percentage as that in (*) above) divided by the Partnership's share of total debt.

*** Variable Rate Debt.

The interest rate on the variable rate debt is adjusted annually. The rate is equal to the 6-month Treasury rate plus 1.565%. It is subject to a maximum of 11.345% and a minimum of 2.345%. At December 31, 2002 and 2001, the rate was
3.235 % and 5.735%, respectively. As of December 31, 2002, the mortgage loans payable were payable as follows:

YEAR ENDING DECEMBER 31,                                        (000'S)
                                                               --------
   2003...................................................     $    902
   2004...................................................          961
   2005...................................................        1,024
   2006...................................................       17,600
   2007...................................................          588
   Thereafter.............................................       14,624
                                                               --------
   Total..................................................     $ 35,699
                                                               ========

The mortgage loans payable are secured by real estate investments with an estimated market value of $65,479,278.


                                      B9 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

As of December 31, 2002, principal amounts of mortgage loans payable on the equity partnership mature as follows:

                                         100% LOAN BALANCE   PARTNERSHIP'S SHARE
YEAR ENDING DECEMBER 31,                      (000'S)              (000'S)
                                         -----------------   -------------------
   2003................................      $ 1,911               $ 1,408
   2004................................        1,911                 1,408
   2005................................        2,793                 2,057
   2006................................        1,770                 1,303
   2007................................       12,004                 8,841
                                             -------               -------
   Total...............................      $20,389               $15,017
                                             =======               =======

Based on borrowing rates available to the Partnership at December 31, 2002 for loans with similar terms and average maturities, the carrying value of the Partnership's mortgages on the consolidated partnerships approximates its estimated fair value. Different assumptions or changes in future market conditions could significantly affect estimated market value.

NOTE 6: CONCENTRATION RISK OF REAL ESTATE INVESTMENTS

At December 31, 2002, the Partnership had real estate investments located throughout the United States. The diversification of the account's holdings based on the estimated market values and established NCREIF regions is as follows:

                                                                     ESTIMATED
                                                                   MARKET VALUE
   REGION                                            REGION %         (000'S)
                                                    -----------    ------------
   Southeast.....................................       39%          $ 79,588
   Mideast.......................................       22%            44,582
   Pacific.......................................       14%            29,400
   East North Central............................       12%            25,068
   Mountain......................................        7%            15,760
   West North Central............................        4%             8,978
                                                                     --------
   Total.........................................                    $203,376
                                                                     ========

NOTE 7: LEASING ACTIVITY

The Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from 2003 to 2022. At December 31, 2002, the aggregate future minimum base rental payments under non-cancelable operating leases by year and in the aggregate are as follows:


YEAR ENDING DECEMBER 31,                            (000'S)
                                                    -------
   2003..........................................   $11,665
   2004..........................................     9,647
   2005..........................................     8,996
   2006..........................................     8,035
   2007..........................................     7,087
   Thereafter....................................    21,101
                                                    -------
   Total.........................................   $66,531
                                                    =======

The above future minimum base rental payments exclude residential lease agreements, which accounted for 24% of the Partnership's 2002 annual rental income.



                                      B10 - Real Property

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

           THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

NOTE 8: COMMITMENTS AND CONTINGENCIES

In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment have been utilized for property acquisitions, and were to be returned to Prudential on an ongoing basis from contract owners' net contributions and other available cash. The amount of the commitment has been reduced by $10 million for every $100 million in current value net assets of the Partnership. As of December 31, 2002, the cost basis of Prudential's equity interest in the Partnership under this commitment (held through the Real
Property Accounts) was $44 million. Prudential did not make any contributions during the 2002 fiscal year and terminated this commitment on December 31, 2002.

The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of Prudential's management, the outcome of such matters will not have a significant effect on the Partnership.

NOTE 9: OTHER RELATED PARTY TRANSACTIONS

Pursuant to an investment management agreement, Prudential charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2002, 2001 and 2000 management fees incurred by the Partnership were $2.5 million, $2.7 million, and $2.7 million for each of the three years, respectively.

The Partnership also reimburses Prudential for certain administrative services rendered by Prudential. The amounts incurred for the years ended December 31, 2002, 2001 and 2000 were $132,380; $118,972; and $116,630, respectively, and are classified as administrative expenses in the Consolidated Statements of Operations.

During the years ended December 31, 2002, 2001 and 2000, the Partnership made the following distributions to the Partners:

YEAR ENDING DECEMBER 31,                      (000'S)
                                              -------
   2002.................................      $16,143
   2001.................................       18,000
   2000.................................       22,000

NOTE 10: SUBSEQUENT EVENTS

On January 28, 2003, the Partnership sold the industrial center located in Salt Lake City, UT for $5.8 million.

NOTE 11: FINANCIAL HIGHLIGHTS

                                                                      FOR THE TWELVE MONTHS ENDED
                                                               -----------------------------------------
                                                               DECEMBER 31, 2002       DECEMBER 31, 2001
                                                               -----------------       -----------------
PER SHARE(UNIT) OPERATING PERFORMANCE:
Net Asset Value, beginning of period........................        $23.82                  $22.74
INCOME FROM INVESTMENT OPERATIONS:
Net Investment income, before management fee................         $1.63                   $1.66
Management fee..............................................         (0.30)                  (0.30)
Net realized and unrealized (loss) gain on investments......         (1.04)                  (0.28)
   Net Increase in Net Assets Resulting from Operations.....          0.29                    1.08
                                                                    ------                  ------
NET ASSET VALUE, END OF PERIOD..............................        $24.11                  $23.82
                                                                    ======                  ======

TOTAL RETURN, BEFORE MANAGEMENT FEE (A):....................          2.52%                   6.14%
RATIOS/SUPPLEMENTAL DATA:
Net Assets, end of period (in millions).....................          $184                    $198
   Ratios to average net assets (b):
      Management Fee .......................................          1.28%                   1.27%

      Net Investment Income, before Management Fee..........          7.07%                   7.45%

(a) Total Return is calculated by linking quarterly returns which are calculated using the formula below:

                   Net Investment Income + Net Realized and Unrealized Gains/(Losses)
                   ------------------------------------------------------------------
            Beg. Net Asset Value + Time Weighted Contributions - Time Weighted Distributions

(b) Average net assets are based on beginning of period net assets.

                                      B11 - Real Property

REPORT OF INDEPENDENT ACCOUNTANTS



To the Partners of The Prudential
Variable Contract Real Property Partnership:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the schedule of investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Prudential Variable Contract Real Property Partnership (the "Partnership") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of The Prudential Insurance Company of America; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





PricewaterhouseCoopers LLP
New York, New York
February 18, 2003









                                      B12 - Real Property

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in
Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(c) to its Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. NOT APPLICABLE

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


(1A) Distribution Agreement between Pruco Securities              Incorporated by reference to Pre-Effective Amendment No. 1 to
Corporation and Pruco Life Insurance Company of New Jersey        Form S-6, Registration Statement No. 2-81243, filed February
with respect to the Pruco Life of New Jersey Variable             17, 1983, on behalf of the Pruco Life of New Jersey Variable
Insurance Account.                                                Insurance Account.

(1B) Distribution Agreement between Pruco Securities              Incorporated by reference to Form S-6, Registration Statement
Corporation and Pruco Life Insurance Company of New Jersey        No. 2-89780, filed March 5, 1984, on behalf of the Pruco Life
with respect to the Pruco Life of New Jersey Variable             of New Jersey Variable Appreciable Account.
Appreciable Account.

(1C) Distribution Agreement between Pruco Securities              Incorporated by reference to Post-Effective Amendment No. 9
Corporation and Pruco Life Insurance Company of New Jersey        to Form S-1, Registration Statement No. 33-20018, filed April
with respect to the Pruco Life of New Jersey Single               9, 1997, on behalf of the Pruco Life of New Jersey Variable
Premium Variable Life Account and Pruco Life of New Jersey        Contract Real Property Account.
Single Premium Variable Annuity Account.

(3A) Articles of Incorporation of Pruco Life Insurance            Incorporated by reference to Post-Effective Amendment No. 26
Company of New Jersey, as amended March 11, 1983.                 to Form S-6, Registration Statement No. 2-89780, filed  April
                                                                  28, 1997, on behalf of the Pruco Life of New Jersey Variable
                                                                  Appreciable Account.

(3B) Certificate of Amendment of the Articles of                  Incorporated by reference to Post-Effective Amendment No. 12
Incorporation of Pruco Life Insurance Company of New              to Form S-1, Registration Statement No. 33-20018, filed April
Jersey, February 12, 1998                                         16, 1999, on behalf of the Pruco Life of New Jersey Variable
                                                                  Contract Real Property Account.


(3C) By-Laws of Pruco Life Insurance Company of New               Incorporated by reference to Form S-6, Registration No.
Jersey, as amended August 4, 1999.                                333-85117, filed on August 13, 1999 on behalf of the Pruco
                                                                  Life of New Jersey Variable Appreciable Account.

(3D) Resolution of the Board of Directors establishing            Incorporated by reference to Post-Effective Amendment No. 9
Pruco Life of New Jersey Variable Contract Real Property          to Form S-1, Registration Statement No. 33-20018, filed April
Account.                                                          9, 1997, on behalf of the Pruco Life of New Jersey Variable
                                                                  Contract Real Property Account.

(4A) Variable Life Insurance Contract.                            Incorporated by reference to Form N-8B-2, File No. 2-81243, filed January 10, 1983, on behalf of the Pruco Life of New
                                                                  Jersey Variable Insurance Account.

(4B)(i) Revised Variable Appreciable Life Insurance               Incorporated by reference to Post-Effective Amendment No. 5
Contract with fixed death benefit.                                to Form S-6, Registration Statement No.2-89780, filed July
                                                                  11, 1986, on behalf of the Pruco Life of New Jersey Variable
                                                                  Appreciable Account.

(4B)(ii) Revised Variable Appreciable Life Insurance              Incorporated by reference to Post-Effective Amendment No. 5
Contract with variable death benefit.                             to Form S-6, Registration Statement No. 2-89780, filed July
                                                                  11, 1986, on behalf of the Pruco Life of New Jersey Variable
                                                                  Appreciable Account.

(4C) Single Premium Variable Annuity Contract.                    Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration Statement No. 33-20018, filed April
                                                                  9, 1997, on behalf of the Pruco Life of New Jersey Variable
                                                                  Contract Real Property Account.

(4D) Flexible Premium Variable Life Insurance Contract.           Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration Statement No. 33-20018, filed April
                                                                  9, 1997, on behalf of the Pruco Life of New Jersey Variable
                                                                  Contract Real Property Account.

(5) Opinion and Consent of Clifford E. Kirsch, Esq.,              Filed herewith.
as to the legality of the securities being registered.

(10A) Investment Management Agreement between Prudential          Incorporated by reference to Post-Effective Amendment No. 16
Investment Management, Inc. and The Prudential Variable           to Form S-1, Registration Statement No. 33-20083-01, filed April
Contract Real Property Partnership.                               10, 2003, on behalf of the Prudential Variable Contract Real
                                                                  Property Account.

(10B) Service Agreement between The Prudential Insurance          Incorporated by reference to Form S-1, Registration Statement
Company of America and The Prudential Investment                  No. 33-8698, filed September 12, 1986, on behalf of The
Corporation.                                                      Prudential Real Property Account of Pruco Life Insurance
                                                                  Company.

(10C) Partnership Agreement of The Prudential Variable            Incorporated by reference to Post-Effective Amendment No. 9
Contract Real Property Partnership.                               to Form S-1, Registration Statement No. 33-20018, filed April
                                                                  9, 1997, on behalf of the Pruco Life of New Jersey Variable
                                                                  Contract Real Property Account.

(23A) Written consent of PricewaterhouseCoopers LLP,              Filed herewith.
independent accountants.

(23B) Written consent of Clifford E. Kirsch, Esq.                 Incorporated by reference to Exhibit (5) hereto.

(24) Powers of Attorney:


     (A) David R. Odenath, Jr., William J. Eckert, IV             Incorporated by reference to Pre-Effective Amendment No. 1 to
                                                                  Form S-6, Registration No. 333-49334, filed February 8, 2001 on behalf of the Pruco Life of New Jersey Variable
                                                                  Appreciable Account.

     (B) J. Avery                                                 Incorporated by reference to Post-Effective Amendment No. 10 to Form S-1, Registration No. 33-20018, filed April, 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract
                                                                  Real Property Account.

     (C) R. Joelson                                               Incorporated by reference to Post-Effective Amendment No. 14 to Form S-1, Registration No. 33-20018, filed April 10, 2001 on behalf of the Pruco Life of New Jersey Variable Contract
                                                                  Real Property Account.


     (D) Vivian L. Banta, Richard J. Carbone, Helen M. Galt       Incorporated by reference to Post-Effective Amendment No. 5 to Form S-6, Registration No. 333-85117, filed June 28, 2001 on behalf of the Pruco Life of New Jersey Variable
                                                                  Appreciable Account.


(b) Financial Statement Schedules

     Schedule III-Real Estate Owned by The Prudential
     Variable Contract Real Property Partnership and              Filed herewith.
     independent accountant's report thereon.

ITEM 17. UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

The undersigned Registrant hereby undertakes (a) to file any prospectuses required by Section 10(a)(3) of the Securities Act of 1933 as Post-Effective Amendments to this Registration Statement, (b) that for the purposes of determining any liability under the 1933 Act, each such Post-Effective Amendment may be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be in the initial bona fide offering thereof, (c) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (d) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, (e) to remove from registration by means of a Post-Effective Amendment any of the securities being registered which remain unsold at such time as the offering of such securities may be terminated.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Pruco Life Insurance Company of New Jersey has duly caused this Post-Effective Amendment No. 16 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 28th day of March, 2003.


                                Pruco Life Insurance Company of New Jersey

                                In Respect of

                                Pruco Life of New Jersey
                                Variable Contract Real Property Account


                                By: /s/ Pamela A. Schiz
                                   ---------------------------------------------
                                    Pamela A. Schiz
                                    Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 16 to the Registration Statement has been signed below by the following Directors and Officers of Pruco Life Insurance Company of New Jersey in the capacities indicated on this 28th day of March, 2003.


       Signature and Title

/s/ *
---------------------------------
Vivian L. Banta
President, Chairperson,
  and Director

/s/ *
---------------------------------
William J. Eckert, IV
Vice President and Chief
  Accounting Officer

/s/ *
---------------------------------
James J. Avery, Jr.
Director                                  * By: /s/ Thomas C. Castano
                                               ---------------------------------
                                                Thomas C. Castano
/s/ *                                           (Attorney-in-Fact)
---------------------------------
Richard J. Carbone
Director

/s/ *
---------------------------------
Helen M. Galt
Director


/s/ *
---------------------------------
Ronald P. Joelson
Director


/s/ *
---------------------------------
David R. Odenath, Jr.
Director

                                  EXHIBIT INDEX

(a)(5) Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered.


(a)(23A) Written consent of PricewaterhouseCoopers LLP, independent accountants.


(b)      Financial Statement Schedules

         Schedule III-Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.